SHEARMAN & STERLING LLP

FAX (39) 06 697 679 300
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(39) 06 697 679 201

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rellison@shearman.com

VIA BORGOGNONA 47

00187 ROMA

(39) 06 697 6791

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WASHINGTON, D.C.

November 10, 2004

By Hand Delivery

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.


04046518


NOV 15 2004
1086

Banca Carige S.p.A.
Information pursuant to Rule 12g3-2(b)
File No. 82 – 4758

Dear Sir or Madam,

On behalf of Banca Carige S.p.A. (the "Company"), and pursuant to the exemption available under Rule 12g3-2(b)(iii) of the Securities Exchange Act of 1934, as amended, please find enclosed the following documents:

(i) The following press releases from March through November 2004, which should be added to category 5 of the Company's file 82-4758, originally submitted on February 11, 1998 (time-stamped on February 12, 1998):

a. A press release dated March 22, 2004 announcing the year end results for 2003;

b. A press release dated May 4, 2004 announcing the results of CR Carrara, a subsidiary of the Company;

c. A press release dated May 6, 2004 announcing a change in reference rates used in contracts;

d. A press release dated May 10, 2004 announcing the results for the first three months of 2004;

e. A press release dated May 10, 2004 giving notice to shareholders of a meeting to consider certain amendments to the Company's by-laws;

f. A press release dated May 17, 2004 announcing the interest rate applicable to an outstanding bond issue;

g. A press release dated May 25, 2004 announcing estimated losses related to the bankruptcy of the Festival Crociere Group;

h. A press release dated June 1, 2004 relating to a conference held at the Company relating to the final remarks of the governor of the Bank of Italy;

i. A press release dated June 18, 2004 announcing certain amendments made to the Company's by-laws following a shareholders' meeting held on June 18, 2004, and attaching the amendments;

j. A press release dated June 21, 2004 announcing new appointments to the Company's Board of Auditors;

k. A press release dated June 29, 2004 announcing the proposed acquisition of Cassa di Risparmio di Carrara and Cassa di Risparmio della Spezia through Caricarrara Holding S.p.A.;

l. A press release dated July 1, 2004 announcing the launch of a proposed securitization transaction by the Company and a further brief description of the first quarter results for 2004;

m. A press release dated July 5, 2004 announcing the expiry of certain related party contracts;

n. A press release dated July 9, 2004 announcing the reorganization of certain French shareholders of the Company;

o. A press release dated July 19, 2004 announcing the closing of a securitization transaction carried out by the Company;

p. A press release dated July 26, 2004 announcing the preliminary results for the first six months of 2004;

q. A press release dated September 1, 2004 announcing the proposed acquisition of Cassa di Risparmio di Carrara and Cassa di Risparmio della Spezia through Caricarrara Holding S.p.A.;

r. A press release dated September 13, 2004 announcing the availability of the financial statements for the first six months of 2004;

s. A press release dated September 24, 2004 announcing an art exhibition to be held at the Company's offices in Genoa;

t. A press release dated October 13, 2004 announcing the half year results for 2004;

u. A press release dated October 18, 2004 announcing the election of a new executive committee of the Company;

v. A press release dated October 18, 2004 announcing the proposed acquisition of Cesare Ponti Bank; and

w. A press release dated November 5, 2004 announcing the signing of merger agreements relating to the acquisition of Cesare Ponti Bank; and

(ii) A letter to shareholders issued in September 2004 which should be added to category 6 of the Company's file 82-4758.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Rome at +39 06 697 6791 should you have any queries.

Yours truly,

Robert Ellison

cc: Dott. Nicola Ferrante, Banca Carige S.p.A.


PRESS RELEASE
BANCA CARIGE

BANCA CARIGE ANNUAL REPORT 2003: NET PROFIT UP TO €106.2 MILLION (+1.3% OVER 2002)

Banca Carige achieved encouraging financial and economic results in 2003 in spite of problems for the economy both at the domestic and European level. In particular, the effectiveness of Carige's strategy in recent years throughout the Group (increased financial solidity of the Carige Group companies allied to maximal synergies) has resulted in a 28.1% rise in consolidated net profit.

On 22nd March 2004 the Board of Directors of Banca Carige SpA chaired by Mr Giovanni Berneschi approved the 2003 Annual Report, presented by Mr Alfredo Sanguinetto, Carige's General Manager. Net profit rose to 106.2 million, an increase of 1.3% in comparison to 2002. The Bank's ROAE at 31/12/03 was 7.6%.

The Board of Directors deliberated on presenting to the Ordinary Shareholders' Meeting of Banca Carige, to be held on 28th April 2004, and if necessary on adjournment on 29th April, a dividend of 0.0723 for each ordinary share (the same dividend per share of 2002) and 0.0923 for each savings share. Total dividend disbursement amounts to 83.6 million, up 11.1% in comparison to last year. Dividends will be payable form 6 May 2004 onwards.

The result is encouraging when one takes into account the continuing economic uncertainty along with recent financial scandals that have involved important Italian groups, and low interest rates.

In this context, Banca Carige not only achieved increased profits, but also continued its well-established policy of expansion of the Carige Group's presence at national level. During the last year a contract for the acquisition of a part of the share capital in Carinord 2 SpA was signed. The acquisition aims at a controlling stake in the bank, Cassa di Risparmio di Carrara SpA. Again in line with Carige's growth strategy, the financial solidity of the Bank was increased via a fully subscribed ordinary and savings share issue in addition to subordinated convertible bonds for an overall total of more than 306 million.

Headline results at 31st December 2003 are as follows:

Results at 31/12/03 *Millions of euros*	Absolute value	Percentage variation on 2002
• Total Financial Intermediation Activities	22,792.5	+ 5.4%
• Lending to customers	9,247.1	+ 7.1%
• Net income	106.2	+ 1.3%

During 2003 positive returns on investments in the Group companies allied with heightened synergies started to come through with encouraging results from the Group's banking and insurance subsidiaries. The Group's banks, Cassa di Risparmio di Savona and Banca del Monte di Lucca closed the year with net profits of, respectively, 19.5 and 2.5 million, whilst the insurance providers Carige Vita Nuova and Carige Assicurazioni recorded net profits of, respectively, 3.8 and 2.7 million. Consolidated net profit rose 28.1 % to 84.7 million.

Strategy

Carige's strategy in recent years has been to defend the Bank's autonomy and prominence in the Italian banking system. Strategic measures in this direction during 2003 included:

- acquisition of a part of Carinord 2 with the aim at obtaining control of the bank, Cassa di Risparmio di Carrara;
- continued strengthening of the Bank's financial position;
- setting up of a manager trust ('Societa di Gestione del Risparmio').

External growth (acquisitions of strategically attractive financial firms or branch networks) saw the signing of a purchase contract in which Banca Carige and Cassa di Risparmio di Firenze have defined the full purchase of Carinord 2's share capital from Banca Intesa, the Cassa di Risparmio di Carrara and Cassa di Risparmio di Spezia Foundations. The transaction received Bank of Italy authorisation in December 2003 and was completed in January 2004. The transaction aims, via the successive breaking up of Carinord 2, at giving Banca Carige direct control over Cassa di Risparmio di Carrara (holding of 90%). The same transaction will give Cassa di Risparmio di Firenze direct control over Cassa di Risparmio di Spezia. The objective of this acquisition is to extend Carige's presence in the strategically important region of Tuscany. The Carige Group has at present in the region branches of Banca Carige in addition to branches of the banking subsidiary Banca del Monte di Lucca.

Turning to strategies aiming at guaranteeing the financial solidity of the Bank whilst at the same time providing adequate funding for growth, the Board of Directors in part carrying out the resolutions of the Extraordinary Shareholders' meeting held on 10th September 2003, deliberated a paid up share capital increase via the offer in option to ordinary shares of savings shares, and subordinated bonds convertible from 2006 onwards into ordinary shares on a one share-one bond basis. The issue was fully subscribed with a counter value of around 306.2 million.

In the field of savings management Carige set up its own manager trust in July 2003. The company – Carige Asset Management SGR SpA – has a share capital of € 5,200,000 with a 99.5% stake held by Banca Carige. The remaining 0.5% is held by Carige Vita Nuova, an insurance company of the Carige Group. The company's objectives are:

- to integrate Carige Group services with a specific savings management arm;
- to develop in full autonomy savings products and services;
- to recover profit levels for the Group and contain client costs.

Carige AM SGR received Bank of Italy authorisation to operate in January 2004. It will play a key role in offering a wide range of savings management products via the Group's distribution network of bank branches, financial consultants, and on line banking.

The company will not only develop its own open mutual fund line, but also offer related management, administration and distribution services. Carige AM SGR will also handle Carige's

security and mutual funds management business along with pension funds. It will also manage a quota of the Carige Group's portfolio. Future activity will focus on the creation of fund funds as well as the development of security fund management for institutional investors, in particular Italian banking foundations.

There was an increasing focus on developing new business areas for the Group in order to increase revenues. With this in mind, particular attention was paid to project financing bearing in mind the importance of infrastructure within investment programmes both at local and national levels. Consequently, Banca Carige assumed the role of co-promoter together with other partners including Gefip Holding SA and ILI SpA in the presentation of a project financing proposal for motorway links in the north east (Orte-Venice), and in Sicily (Catania-Siracusa), in addition to a proposal for the construction of a motorway link between the A12 and A7 motorways around Genoa.

Results

During 2003 there were significant increases in Carige share prices, outperforming both the Milan banking index (+30.3%) and the Milan MIBTEL general index (14.5%). Carige ordinary shares, in their ninth year of listing, ended the year at € 2.792, an increase of 35.8% over twelve months. The price of the Bank's savings shares (admitted to listing on 4/12/02) ended the year at € 3.258, up 47.4% in comparison to 31/12/02.

Comparison between earnings for 2003 and 2002 has to take into account significant differences in the structure of costs and revenues following the inclusion from 31/12/03 of 42 branches acquired from Capitalia. Headline results are as follows:

- Net interest income (324.7 million; +7%), non interest income (389.7 million; +12.2%) and operating costs (489.9 million; +18.7%) were in part affected by expanded operating capacities. All income items recorded increases during the year with the exception of dividends, which from 2003, were affected by accounting changes relating to tax credits. Turning to costs, the most significant increases relate to writedowns on fixed assets which rose by 35.3% in the wake of positive performances recorded by lease lending solutions. The cost income ratio, after having neutralised distortions stemming from the accounting of lease assets, ended the year at 62.7%;
- Provisions (79.4 million; +20.5%) saw a rise in credit writedowns of 11.9% (66.8 million) that includes those relating to Carige's limited exposure to the Parmalat Group; other items in this aggregate include provisions for risk reserves (18 million; +38.5%), reflecting the persistent economic slowdown of the last three years;
- Income from Ordinary Activities totalled 145 million, down 15.6% in comparison to 2002;
- Extraordinary Income almost doubled to 23 million as a result, primarily, of the sale of non-strategic holdings;
- Net Income rose 1.3% in comparison to the previous year to 106.2 million.

Financial Intermediation Activities totalled 22,792.5 million, up 5.4% over year end 2002. Direct and indirect deposit items recorded different growth levels during 2003: direct deposits rose 8.5% to 10,025.4 million, whilst indirect deposits increased by 3.1% to 12,767.1 million.

Lending to customers reached 9,247.1 million, a rise of 7.1% in comparison to December 2002. The short-term segment was generally unchanged at 3,173.4 million (+0.8%), whereas longer-term

lending rose 10% to 5,771.2 million. In spite of the difficult economic climate, risk levels for the Bank's credit portfolio remained low with a bad loans/lending ratio of 1.9%.

Carige's branch network totalled 393 outlets (one new branch in the city of Genoa along with another branch in Monza near Milan were opened during the year). The total includes the 42 branches purchased from the Capitalia Group in 2002 absorbed into the Carige network with effect from 31st December 2003.

The total number of **Banca Carige employees** reached 3,759 (excluded the 371 employees of the ex-Capitalia branches transferred to Carige on 1st January 2003; 3,512 at the end of 2002).

Shareholders' equity rose from 1,369.7 million at December 2002 to 1,606 million following share capital increases carried out during the year.

Banca Carige continued to be fully in line with the various regulatory indicators currently in force, both of the Bank of Italy and of the Italian Interbank Deposit Protection Fund.

The Banca Carige Group's net assets amounted to 15,918.3 million; **direct and indirect deposits** rose by 4.9% to 25,690.8 million, whilst **lending to customers** increased by 8% to 10,251.3 million. **Operating income** was up 10.9% to 206.7 million. **Consolidated net income** rose 28.1% over 2002 to 84.7 million. The total number of **Carige Group branches** was 456, of which 53.5% in Liguria (about 50% with the inclusion of 33 Cassa di Risparmio di Carrara branches). The **Group's insurance offices** distributed throughout the country reached 416 in number

The 2003 financial statements of Banca Carige and the Banca Carige Group will be available at www.carige.it.

During the first two months of 2004 both volumes handled and income flows were in line with those budgeted. In particular, growth rates over twelve months for deposits and lending were, respectively, 5.2 and 7.2 per cent.

During the course of the Meeting of 22nd March 2004 the Board of Directors discussed the "Proposal of authorising the purchase and placement of own shares in accordance with article 2357 of the Italian Civil Code"; the proposal will be put before the Ordinary Shareholders Meeting of Banca Carige for its consideration. In more detail, the document proposes the authorisation to purchase up to a maximum of 111,332,683 Banca Carige SpA shares of a nominal value of one euro each, of which, up to a maximum of 95,989,751 ordinary shares and a maximum of 15,342,932 convertible savings shares corresponding, respectively, to one tenth of ordinary share capital and to one tenth of savings share capital.

Authorisation requested on the part of the Shareholders Meeting regards also the possibility of alienating part or whole of the Bank's own share portfolio (ordinary and/or ordinary shares).

The Board of Directors also discussed the "Annual Corporate Governance Report", in which the Bank gives details of how it has applied the Code of Self-Regulation adopted by public limited companies listed in Italy.

FINANCIAL HIGHLIGHTS

	31/12/03	30/9/03	31/12/02	31/12/2001	Change % 2003	Change % 2002
BALANCE SHEET (1)						
Total assets	14.653,1	14.757,9	14.393,8	12.835,5	1,8	12,1
Funding	11.667,5	11.867,9	11.433,8	10.151,6	2,0	12,6
– Customer Deposits	10.025,4	9.736,0	9.236,2	8.099,3	8,5	14,0
– *Amounts owed to customers*	*5.957,9*	*5.809,2*	*5.912,3*	*4.863,1*	*0,8*	21,6
– *Debts evidenced by certificates*	*4.067,5*	*3.926,8*	*3.323,9*	*3.236,2*	*22,4*	2,7
– Deposits from Banks	1.139,6	1.731,5	1.797,3	1.652,0	- 36,6	8,8
– Funds managed on behalf of third parties	0,4	0,4	0,3	0,3	33,3	-
– Subordinated loans	502,1	400,0	400,0	400,0	25,5	-
Other Financial Intermediation Activities (OFIA)	12.767,1	12.842,2	12.386,8	11.348,9	3,1	9,1
– Assets Under Management	6.585,5	6.516,6	6.075,4	5.671,8	8,4	7,1
– Assets in Custody	6.181,6	6.325,6	6.311,4	5.677,1	- 2,1	11,2
Total Financial Intermediation Activities (TFIA)	22.792,5	22.578,2	21.623,0	19.448,2	5,4	11,2
Lending (2) (3)	12.316,5	12.538,5	12.080,9	11.026,8	2,0	9,6
– Loans to Customers (2) (3)	9.247,1	8.830,4	8.634,9	7.471,2	7,1	15,6
– Loans to Banks (2)	942,7	1.386,8	1.363,6	1.122,3	- 30,9	21,5
– Securities	2.126,7	2.321,3	2.082,4	2.433,3	2,1	- 14,4
– *Investiment securities*	*173,7*	*232,7*	*232,7*	*441,3*	*- 25,4*	- 47,3
– *Trading securities*	*1.953,0*	*2.088,6*	*1.849,7*	*1.992,0*	*5,6*	- 7,1
Shareholders' Equity (4)	1.606,0	1.405,3	1.369,7	1.332,8	17,3	2,8
INCOME STATEMENT (1)						
Operating Income	224,5	172,0	237,7	219,1	- 5,5	8,5
Income from Ordinary Activities	145,0	125,0	171,8	171,6	- 15,6	0,1
Income before Taxation	168,0	137,9	183,7	184,5	- 8,5	- 0,4
Net Income	106,2	79,4	104,8	103,5	1,3	1,2
RESOURCES (5)						
Number of branches	393	392	391	345	0,5	13,3
Number of employees	3.759	3.788	3.512	3.506	7,0	0,2
FINANCIAL RATIOS						
Non interest income / Gross operating income	54,55%	55,19%	53,38%	48,59%		
Operating costs / Gross operating income	68,58%	67,99%	63,47%	63,53%		
Income before Taxation / Shareholders' Equity	10,46%	9,81%	13,41%	13,84%		
ROE	6,61%	5,65%	7,65%	7,77%		
ROAE (6)	7,64%	5,72%	7,76%	7,86%		
SOLVENCY RATIOS (7)						
Risk-Weighted Assets (RWA) (1)	10.573,1	10.452,1	9.709,8	8.780,0	8,9	10,6
Tier 1% of RWA	10,85%	9,02%	9,27%	11,11%		
Total Capital % of RWA	13,89%	11,29%	11,58%	15,45%		

(1) Millions of Euros.
(2) Gross of allowance for credit risks.
(3) Including leased fixed assets.
(4) Including reserves for general banking risks.
(5) Statistics at the end of period.
(6) Net income on average shareholders' equity (Return On Average Equity).

BALANCE SHEET

ASSETS *(Thousands of Euros)*	31/12/03	31/12/02	31/12/01	Change % 2003	Change % 2002
10 CASH AND DEPOSITS WITH CENTRAL BANKS AND POST OFFICES	168.109	173.442	164.675	- 3,1	5,3
20 TREASURY BILLS AND SIMILAR BILLS ELIGIBLE FOR REFINANCING WITH CENTRAL BANKS	691.015	311.014	418.493	...	- 25,7
30 DUE FROM BANKS:	938.836	1.355.667	1.114.875	- 30,7	21,6
(a) repayable on demand	378.479	543.976	262.255	- 30,4	...
(b) other deposits	560.357	811.691	852.620	- 31,0	- 4,8
40 LOANS TO CUSTOMERS	8.440.644	7.909.841	6.982.175	6,7	13,3
including:					
– loans using funds managed on behalf of third parties	255	188	188	35,6	-
50 BONDS AND OTHER DEBT SECURITIES:	1.257.740	1.598.437	1.921.680	- 21,3	- 16,8
(a) issued by public bodies	637.805	929.013	989.111	- 31,3	- 6,1
(b) issued by banks	347.560	386.496	577.786	- 10,1	- 33,1
including:					
– own securities	58.848	43.087	53.059	36,6	- 18,8
(c) issued by financial institutions	187.991	189.258	250.511	- 0,7	- 24,5
including:					
– own securities	-	-	-	-	
(d) issued by others	84.384	93.670	104.272	- 9,9	- 10,2
60 SHARES, QUOTAS AND OTHER EQUITY	177.932	172.907	93.181	2,9	85,6
70 EQUITY INVESTMENTS	31.013	51.989	57.720	- 40,3	- 9,9
80 INVESTMENTS IN GROUP COMPANIES	617.016	586.522	561.085	5,2	4,5
90 INTANGIBLE FIXED ASSETS	473.530	480.133	357.298	- 1,4	34,4
including:					
– start-up costs	3.250	1.047	3.131	...	- 66,6
– goodwill	442.392	450.799	330.912	- 1,9	36,2
100 TANGIBLE FIXED ASSETS	920.539	865.460	627.510	6,4	37,9
including:					
– financial lease	662.598	605.418	380.268	9,4	59,2
120 OWN SHARES	-	11.619	21.838	- 100,0	- 46,8
(nominal value: 2,313)					
130 OTHER ASSETS	837.371	795.487	428.107	5,3	85,8
140 ACCRUED INCOME AND PREPAID EXPENSES:	99.309	81.300	86.837	22,2	- 6,4
(a) accrued income	91.408	71.817	78.310	27,3	- 8,3
(b) prepaid expenses	7.901	9.483	8.527	- 16,7	11,2
including:					
– discount on bonds issued	3.596	4.425	2.159	- 18,7	...
TOTAL ASSETS	**14.653.054**	**14.393.818**	**12.835.474**	**1,8**	12,1

LIABILITIES AND STOCKHOLDERS' EQUITY

(Thousands of Euros)	31/12/03	31/12/02	31/12/01	Change % 2003	Change % 2002
10 - AMOUNTS OWED TO CREDIT INSTITUTIONS:	1.139.632	1.797.348	1.651.997	- 36,6	8,8
(a) repayable on demand	89.046	70.009	62.726	27,2	11,6
(b) with agreed maturity dates or periods of notice	1.050.586	1.727.339	1.589.271	- 39,2	8,7
20 AMOUNTS OWED TO CUSTOMERS:	5.957.888	5.912.248	4.863.054	0,8	21,6
(a) repayable on demand	5.798.105	5.504.428	4.495.688	5,3	22,4
(b) with agreed maturity dates or periods of notice	159.783	407.820	367.366	- 60,8	11,0
30 DEBTS EVIDENCED BY CERTIFICATES:	4.067.494	3.323.926	3.236.263	22,4	2,7
(a) bonds	3.653.863	2.853.874	2.691.729	28,0	6,0
(b) certificates of deposits	326.769	397.349	474.394	- 17,8	- 16,2
(c) other	86.862	72.703	70.140	19,5	3,7
40 FUNDS MANAGED ON BEHALF OF THIRD PARTIES	368	310	298	18,7	4,0
50 OTHER LIABILITIES	579.839	813.614	615.210	- 28,7	32,2
60 ACCRUED EXPENSES AND DEFERRED INCOME:	163.572	144.444	132.066	13,2	9,4
(a) accrued expenses	95.528	80.733	91.045	18,3	- 11,3
(b) deferred income	68.044	63.711	41.021	6,8	55,3
70 RESERVE FOR TERMINATION INDEMNITIES	78.303	84.941	71.068	- 7,8	19,5
80 RESERVES FOR RISKS AND CHARGES	433.676	429.446	423.974	1,0	1,3
(a) reserves for pensions and similar commitments	289.632	287.888	297.736	0,6	- 3,3
(b) reserves for taxation	111.263	109.434	98.069	1,7	11,6
(c) other reserves	32.781	32.124	28.169	2,0	14,0
90 RESERVES FOR LOAN LOSSES	18.000	13.000	5.165	38,5	...
100 RESERVES FOR GENERAL BANKING RISKS	-	5.165	5.165	- 100,0	-
110 SUBORDINATED LOANS	502.055	400.000	400.000	25,5	-
120 CAPITAL STOCK	1.113.327	1.020.550	1.017.510	9,1	0,3
130 ADDITIONAL PAID-IN CAPITAL	255.023	136.095	132.005	87,4	3,1
140 RESERVES	229.722	199.957	170.198	14,9	17,5
(a) legal reserve	67.351	56.869	46.515	18,4	22,3
(b) reserve for purchase of treasury stock	-	11.619	21.838	- 100,0	- 46,8
(c) statutory reserves	-	-	-	-	-
(d) other reserves	162.371	131.469	101.845	23,5	29,1
150 REVALUATION RESERVES	7.956	7.956	7.956	-	-
170 NET INCOME	106.199	104.818	103.545	1,3	1,2
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**14.653.054**	**14.393.818**	**12.835.474**	**1,8**	**12,1**

GUARANTEES AND COMMITMENTS

	31/12/03	31/12/02	31/12/01	Change % 2003	Change % 2002
10 GUARANTEES GIVEN	1.271.681	1.321.238	1.219.483	- 3,8	8,3
including:					
– acceptances	2.610	4.210	9.514	- 38,0	- 55,7
– other guarantees	1.269.071	1.317.028	1.209.969	- 3,6	8,8
20 COMMITMENTS	910.193	770.378	628.686	18,1	22,5
including:					
– repurchase agreements	-	-	-	-	-


INCOME STATEMENT

(thousands of Euros)	30/12/03	31/12/02	Change % 2003	Change % 2002
10 - INTEREST INCOME AND SIMILAR REVENUES	546.478	567.000	- 3,6	- 6,9
including:				
– loans and advances to customers	439.720	431.518	1,9	- 4,6
– fixed-income securities	82.753	110.237	- 24,9	- 14,0
20 - INTEREST EXPENSES AND SIMILAR CHARGES	- 221.820	- 263.694	- 15,9	- 12,2
including:				
– amounts owed to customers	- 49.654	- 62.713	- 20,8	- 3,5
– securities issued	- 123.951	- 137.141	- 9,6	1,0
30 - DIVIDENDS AND OTHER REVENUES:	63.957	87.245	- 26,7	...
(a) from shares, quotas and other equity securities	13.085	2.847	...	- 0,4
(b) from equity investments	8.700	40.413	- 78,5	...
(c) from equity investments in group companies	42.172	43.985	- 4,1	...
40 - COMMISSION INCOME	179.169	160.710	11,5	11,4
50 - COMMISSION EXPENSES	- 15.627	- 12.825	21,8	6,7
60 - GAINS (LOSSES) FROM FINANCIAL TRANSACTIONS, NET	9.229	- 5.989	...	...
70 - OTHER OPERATING INCOME	160.752	123.889	29,8	1,8
80 - ADMINISTRATIVE COSTS:	- 366.712	- 321.821	13,9	6,7
(a) personnel	- 234.968	- 199.388	17,8	3,9
including:				
– wages and salaries	- 153.683	- 138.176	11,2	18,1
– social security costs	- 42.896	- 38.267	12,1	17,0
– termination indemnities	- 9.258	- 8.608	7,6	- 4,4
– pensions and similar commitments	- 17.764	- 5.247	...	- 55,9
(b) other administrative costs	- 131.744	- 122.433	7,6	11,7
90 - DEPRECIATION AND AMORTIZATION OF INTANGIBLE AND TANGIBLE FIXED ASSETS	- 123.207	- 91.052	35,3	13,7
100 - PROVISIONS FOR RISKS AND CHARGES	- 3.966	- 3.176	24,9	14,1
110 - OTHER OPERATING EXPENSES	- 7.747	- 5.800	33,6	37,2
120 - PROVISIONS FOR LOAN LOSSES AND FOR GUARANTEES AND COMMITMENTS	- 66.781	- 59.670	11,9	23,9
130 - RECOVERIES OF LOANS AND REVERSALS OF PROVISIONS FOR GUARANTEES AND COMMITMENTS	9.195	9.863	- 6,8	75,8
140 - ADDITIONAL PROVISIONS FOR LOAN LOSSES	- 18.000	- 13.000	38,5	...
150 - WRITE-DOWNS TO FINANCIAL FIXED ASSETS	-	- 11	...	- 59,3
160 - RECOVERIES OF FINANCIAL FIXED ASSETS	107	88	21,6	- 66,5
170 - INCOME FROM ORDINARY ACTIVITIES	145.027	171.757	- 15,6	0,1
180 - EXTRAORDINARY INCOME	30.028	14.559	...	- 5,9
190 - EXTRAORDINARY EXPENSES	- 7.021	- 2.598	...	0,4
200 - EXTRAORDINARY INCOME, NET	23.007	11.961	92,4	- 7,1
210 - VARIATION OF RESERVES FOR GENERAL BANKING RISKS	5.165	-	...	...
220 - INCOME TAXES	- 67.000	- 78.900	- 15,1	- 2,5
230 - NET INCOME	106.199	104.818	1,3	1,2


RECLASSIFIED
INCOME STATEMENT

INCOME STATEMENT *(thousands of Euros)*

	2003	30/9/03	2002	2001	Change % 2003	Change % 2002
10 Interest income and similar revenues	546.478	412.103	567.000	608.987	-3,6	-6,9
20 Interest expenses and similar charges	- 221.820	- 171.288	- 263.694	- 300.164	-15,9	-12,2
NET INTEREST INCOME	**324.658**	**240.815**	**303.306**	**308.823**	**7,0**	**- 1,8**
40 Commission income	179.169	129.110	160.710	144.204	11,5	11,4
50 Commission expenses	- 15.627	- 11.567	- 12.825	- 12.019	21,8	6,7
60 Gains (losses) from financial transactions	9.229	3.310	- 5.989	3.244	...	...
30 Dividends and other revenues	63.958	64.305	87.245	39.029	-26,7	123,5
70 Other operating income	160.752	116.079	123.889	121.702	29,8	1,8
110 Other operating expenses	- 7.747	- 4.599	- 5.800	- 4.227	33,6	37,2
NON INTEREST INCOME	**389.734**	**296.638**	**347.230**	**291.933**	**12,2**	**18,9**
GROSS OPERATING INCOME	**714.392**	**537.453**	**650.536**	**600.756**	**9,8**	**8,3**
80 Administrative costs	- 366.712	- 274.023	- 321.821	- 301.550	13,9	6,7
– Personnel	- 234.968	- 174.000	- 199.388	- 191.935	17,8	3,9
– Other administrative costs	- 131.744	- 100.023	- 122.433	- 109.615	7,6	11,7
90 Depreciation and amortization of intangible and tangible fixed assets	- 123.207	- 91.384	- 91.052	- 80.087	35,3	13,7
OPERATING COSTS	**-489.919**	**-365.407**	**-412.873**	**-381.637**	**18,7**	**8,2**
OPERATING INCOME	**224.473**	**172.046**	**237.663**	**219.119**	**- 5,5**	**8,5**
100 Provisions for risks and charges	-3.966	-3.243	-3.176	-2.784	24,9	14,1
120 Provisions for loan losses and for guarantees and commitments	-66.782	-48.397	-59.670	-48.154	11,9	23,9
130 Recoveries of loans and reversals of provisions for guarantees and commitments	9.195	4.634	9.863	5.609	-6,8	75,8
140 Additional provisions for loan losses	-18.000	-	-13.000	-2.433	38,5	434,3
150 Write-downs to financial fixed assets	-	-	-11	-26	-100,0	-57,7
160 Recoveries of financial fixed assets	107	-	88	263	21,6	-66,5
PROVISIONS AND WRITE-DOWNS	**-79.446**	**-47.006**	**-65.906**	**-47.525**	**20,5**	**38,7**
170 INCOME FROM ORDINARY ACTIVITIES	**145.027**	**125.040**	**171.757**	**171.594**	**- 15,6**	**0,1**
180 Extraordinary income	30.029	18.190	14.559	15.468	106,3	-5,9
190 Extraordinary expenses	- 7.022	- 5.360	- 2.598	- 2.588	...	0,4
200 EXTRAORDINARY INCOME, NET	**23.007**	**12.830**	**11.961**	**12.880**	**92,4**	**- 7,1**
INCOME BEFORE TAXATION	**168.034**	**137.870**	**183.718**	**184.474**	**- 8,5**	**- 0,4**
210 Variation of Reserves for general banking risks	5.165	-	-	-	...	...
220 Income taxes	- 67.000	- 58.500	- 78.900	- 80.929	-15,1	-2,5
230 NET INCOME	**106.199**	**79.370**	**104.818**	**103.545**	**1,3**	**1,2**

CONSOLIDATED FINANCIAL HIGHLIGHTS

	31/12/03	30/9/03	31/12/02	31/12/01	Change % 2003	Change % 2002
BALANCE SHEET (1)						
Total assets	15.918,3	15.903,3	15.388,9	13.961,8	3,4	10,2
Funding	12.897,4	12.983,1	12.424,9	11.216,7	3,8	10,8
– Customer Deposits	11.373,9	11.090,2	10.558,2	9.377,2	7,7	12,6
– Amounts owed to customers	*6.861,1*	*6.717,6*	*6.900,8*	*5.838,1*	- 0,6	18,2
– Debts evidenced by certificates	*4.512,8*	*4.372,6*	*3.657,4*	*3.539,1*	23,4	3,3
– Deposits from Banks	1.006,0	1.477,5	1.466,4	1.439,2	- 31,4	1,9
– Funds managed on behalf of third parties	0,4	0,4	0,3	0,3	33,3	-
– Subordinated loans	517,1	415,0	400,0	400,0	29,3	-
Other Financial Intermediation Activities (OFIA)	14.316,9	14.387,9	13.929,9	12.884,8	2,8	8,1
– Assets Under Management	7.436,7	7.359,7	6.842,9	6.421,6	8,7	6,6
– Assets in Custody	6.880,2	7.028,2	7.087,0	6.463,2	- 2,9	9,7
Total Financial Intermediation Activities (TFIA)	25.690,8	25.478,1	24.488,1	22.262,0	4,9	10,0
Lending (2) (3)	13.737,6	13.864,9	13.210,9	12.317,2	4,0	7,3
– Loans to Customers (2) (3)	10.251,3	9.794,7	9.495,1	8.341,4	8,0	13,8
– Loans to Banks (2)	922,3	1.352,0	1.328,1	1.175,1	- 30,6	13,0
– Securities	2.564,0	2.718,2	2.387,7	2.800,7	7,4	- 14,7
– Investiment Securities	*214,7*	*273,7*	*242,0*	*460,1*	- 11,3	- 47,4
– Trading Securities	2.349,3	2.444,5	2.145,7	2.340,6	9,5	- 8,3
Shareholders' Equity (4)	1.501,5	1.302,9	1.305,8	1.275,5	15,0	2,4
GROUP INSURANCE COMPANIES (1)						
Total premiums	670,7	473,5	676,2	668,4	- 0,8	1,2
Damages paid-out	403,5	293,1	430,3	512,9	- 6,2	- 16,1
INCOME STATEMENT (1)						
Operating Income	206,7	140,3	186,4	213,2	10,9	- 12,6
Income from Ordinary Activities	121,5	91,3	112,0	162,6	8,5	- 31,1
Income before Taxation	156,4	112,8	128,5	178,0	21,7	- 27,8
Net Income	84,7	57,7	66,2	96,1	28,1	- 31,1
RESOURCES (5)						
Number of branches	456	455	452	403	0,9	12,2
Number of employees	4.354	4.382	4.111	4.104	5,9	0,2
Insurance companies:						
- number of branches	416	420	443	482	- 6,1	- 8,1
- number of employees	377	390	402	408	- 6,2	- 1,5
FINANCIAL RATIOS						
Non interest income / Gross operating income	50,69%	49,74%	48,08%	47,64%		
Operating costs / Gross operating income	72,83%	74,70%	72,74%	68,89%		
Income before Taxation / Shareholders' Equity (4)	10,42%	8,66%	9,84%	13,96%		
ROE	5,64%	4,43%	5,07%	7,53%		
ROAE (6)	6,41%	4,42%	5,13%	7,58%		
SOLVENCY RATIOS (7)						
Risk-Weighted Assets (RWA) (1)	11.910,9	11.196,2	10.164,1	9.231,1	17,2	10,1
Tier 1% of RWA	8,14%	6,91%	7,13%	8,71%		
Total Capital % of RWA	11,02%	8,99%	9,01%	12,56%		

(1) Millions of Euros.

(2) Gross of allowance for credit risks.

(3) Including leased fixed assets.

(4) Including reserves for general banking risks.

(5) Statistics at the end of period.

(6) Net income on average shareholders' equity (Return On Average Equity).

(7) Ratios communicated to the Bank of Italy. Excluding ratios at 30/6/2003 and 31/3/2002.


CONSOLIDATED
BALANCE SHEET

ASSETS

(thousands of Euros)	31/12/03	31/12/02	Change % 2003	Change % 2002
10 - CASH AND DEPOSITS WITH CENTRAL BANKS AND POST OFFICES	192.509	197.247	- 2,4	5,9
20 - TREASURY BILLS AND SIMILAR BILLS ELIGIBLE FOR REFINANCING WITH CENTRAL BANKS	884.964	427.642	...	- 25,9
30 - DUE FROM BANKS:	918.431	1.320.229	- 30,4	13,1
(a) repayable on demand	346.689	547.759	- 36,7	76,9
(b) other deposits	571.742	772.470	- 26,0	- 10,0
40 - LOANS TO CUSTOMERS	9.421.748	8.746.577	7,7	13,2
including:				
– loans using funds managed on behalf of third parties	255	188	35,6	-
50 - BONDS AND OTHER DEBT SECURITIES:	1.501.080	1.759.587	- 14,7	- 17,2
(a) issued by public bodies	721.226	1.031.803	- 30,1	- 7,0
(b) issued by banks	421.719	429.387	- 1,8	- 33,2
including:				
– own securities	63.930	44.916	42,3	- 18,0
(c) issued by financial institutions	258.709	199.423	29,7	- 24,0
including:				
– own securities	-	-	-	-
(d) issued by others	99.426	98.974	0,5	- 11,1
60 - SHARES, QUOTAS AND OTHER EQUITY SECURITIES	177.932	200.478	- 11,2	...
70 - EQUITY INVESTMENTS	77.524	103.800	- 25,3	6,6
(a) carried at equity	59.361	75.992	- 21,9	23,1
(b) others	18.163	27.808	- 34,7	- 22,0
80 - INVESTMENTS IN GROUP COMPANIES	172.600	152.385	13,3	17,8
(a) carried at equity	172.600	152.385	13,3	17,8
(b) others	-	-	-	
90 - POSITIVE DIFFERENCE ARISING FROM CONSOLIDATION	87.538	93.236	- 6,1	- 1,0
100 - POSITIVE DIFFERENCE ARISING FROM APPLICATION OF THE EQUITY METHOD	16.168	14.859	8,8	- 3,3
110 - INTANGIBLE FIXED ASSETS	474.210	480.672	- 1,3	34,2
including:				
– start-up costs	3.268	1.058	...	- 66,4
– goodwill	442.392	450.799	- 1,9	36,2
120 - TANGIBLE FIXED ASSETS	1.019.881	967.126	5,5	20,4
140 - OWN SHARES	-	25.613	- 100,0	- 28,5
(nominal value: 2,313)				
150 - OTHER ASSETS	864.654	809.174	6,9	79,6
160 - ACCRUED INCOME AND PREPAID EXPENSES:	109.015	90.308	20,7	- 9,2
(a) accrued income	100.842	80.497	25,3	- 10,9
(b) prepaid expenses	8.173	9.811	- 16,7	7,4
including:				
– discount on bonds issued	3.596	4.425	- 18,7	...
TOTAL ASSETS	15.918.254	15.388.933	3,4	10,2

LIABILITIES AND STOCKHOLDERS' EQUITY

(thousands Euro)	31/12/03	31/12/02	Change % 2003	Change % 2002
10 - AMOUNTS OWED TO CREDIT INSTITUTIONS:	1.006.049	1.466.421	- 31,4	1,9
(a) repayable on demand	20.329	44.216	- 54,0	- 48,6
(b) with agreed maturity dates or periods of notice	985.720	1.422.205	- 30,7	5,1
20 - AMOUNTS OWED TO CUSTOMERS:	6.861.171	6.900.768	- 0,6	18,2
(a) repayable on demand	6.595.428	6.239.389	5,7	19,8
(b) with agreed maturity dates or periods of notice	265.743	661.379	- 59,8	5,1
30 - DEBTS EVIDENCED BY CERTIFICATES:	4.512.775	3.657.445	23,4	3,3
(a) bonds	4.073.476	3.146.656	29,5	6,9
(b) certificates of deposits	351.316	429.497	- 18,2	- 16,6
(c) other	87.983	81.292	8,2	0,9
40 - FUNDS MANAGED ON BEHALF OF THIRD PARTIES	368	310	18,7	4,0
50 - OTHER LIABILITIES	655.700	851.226	- 23,0	24,4
60 - ACCRUED EXPENSES AND DEFERRED INCOME:	166.822	149.127	11,9	7,0
(a) accrued expenses	97.455	83.940	16,1	- 11,8
(b) deferred income	69.367	65.187	6,4	47,5
70 - RESERVE FOR TERMINATION INDEMNITIES	96.814	103.515	- 6,5	15,5
80 - RESERVES FOR RISKS AND CHARGES	440.194	420.792	4,6	- 2,9
(a) reserves for pensions and similar commitments	295.310	294.061	0,4	- 3,4
(b) reserves for taxation	106.847	88.574	20,6	- 6,0
(c) consolidation reserves for future risks and charges	-	-	-	-
(d) other reserves	38.037	38.157	- 0,3	9,9
90 - RESERVES FOR LOAN LOSSES	19.997	14.644	36,6	...
100 - RESERVES FOR GENERAL BANKING RISKS	100	5.165	- 98,1	-
110 - SUBORDINATED LOANS	517.055	400.000	29,3	-
130 - NEGATIVE DIFFERENCE ARISING FROM APPLICATION OF THE EQUITY METHOD	34.953	35.134	- 0,5	...
140 - MINORITY INTERESTS	17.362	17.539	- 1,0	- 5,2
150 - CAPITAL STOCK	1.113.327	1.020.550	9,1	0,3
160 - ADDITIONAL PAID-IN CAPITAL	255.023	136.095	87,4	3,1
170 - RESERVES	127.752	135.981	- 6,1	20,6
(a) legal reserve	67.351	56.869	18,4	22,3
(b) reserve for purchase of treasury stock	-	25.613	- 100,0	- 28,5
(c) statutory reserves	-	-	-	-
(d) other reserves	60.401	53.499	12,9	76,0
180 - REVALUATION RESERVES	8.050	8.050	-	-
200 - NET INCOME	84.742	66.171	28,1	- 31,1
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	15.918.254	15.388.933	3,4	10,2

GUARANTEES AND COMMITMENTS

	31/12/03	31/12/02	Change % 2003	Change % 2002
10 - GUARANTEES GIVEN	1.336.530	1.391.727	- 4,0	7,7
including:				
– acceptances	2.859	4.249	- 32,7	- 55,3
– other guarantees	1.333.671	1.387.478	- 3,9	8,2
20 - COMMITMENTS	989.572	820.908	20,5	24,7
including:				
– repurchase agreements	-	-	-	-


INCOME STATEMENT

(thousands of Euros)	31/12/03	31/12/02	Change % 2003	Change % 2002
10 - INTEREST INCOME AND SIMILAR REVENUES	613.535	635.012	- 3,4	- 7,0
including:				
– loans and advances to customers	494.103	486.147	1,6	- 4,1
– fixed-income securities	96.379	123.716	- 22,1	- 16,0
20 - INTEREST EXPENSE AND SIMILAR CHARGES	- 238.334	- 280.157	- 14,9	- 13,6
including:				
– amounts owed to customers	- 59.471	- 78.704	- 24,4	- 8,6
– securities issued	- 135.891	- 147.531	- 7,9	0,2
30 - DIVIDENDS AND OTHER REVENUES:	18.536	8.754	...	- 6,4
(a) from shares, quotas and other equity securities	13.085	2.878	...	- 1,5
(b) from equity investments	5.451	5.876	- 7,2	- 8,5
(c) from equity investments in group companies	-	-	-	-
40 - COMMISSION INCOME	204.447	184.235	11,0	10,8
50 - COMMISSION EXPENSES	- 16.351	- 13.705	19,3	7,8
60 - GAINS (LOSSES) FROM FINANCIAL TRANSACTIONS, NET	10.674	- 5.844	...	...
70 - OTHER OPERATING INCOME	167.518	157.806	6,2	- 2,2
80 - ADMINISTRATIVE COSTS:	- 416.916	- 374.031	11,5	4,7
(a) personnel	- 268.412	- 232.748	15,3	3,1
including:				
– wages and salaries	- 175.162	- 159.519	9,8	14,6
– social security costs	- 49.179	- 44.633	10,2	14,1
– termination indemnities	- 10.959	- 21.920	- 50,0	98,0
– pensions and similar commitments	- 18.850	- 5.906	...	- 55,1
(b) other administrative costs	- 148.504	- 141.283	5,1	7,5
90 - DEPRECIATION AND AMORTIZATION OF INTANGIBLE AND TANGIBLE FIXED ASSETS	- 137.238	- 123.129	11,5	7,2
100 - PROVISIONS FOR RISKS AND CHARGES	- 4.209	- 3.273	28,6	12,6
110 - OTHER OPERATING EXPENSES	- 9.199	- 11.101	- 17,1	14,2
120 - PROVISIONS FOR LOAN LOSSES AND FOR GUARANTEES AND COMMITMENTS	- 72.588	- 67.090	8,2	33,2
130 - RECOVERIES OF LOANS AND REVERSALS OF PROVISIONS FOR GUARANTEES AND COMMITMENTS	11.295	13.264	- 14,8	36,6
140 - ADDITIONAL PROVISIONS FOR LOAN LOSSES	- 19.744	- 17.334	13,9	...
150 - WRITE-DOWNS TO FINANCIAL FIXED ASSETS	-	- 33	...	- 42,1
160 - RECOVERIES OF FINANCIAL FIXED ASSETS	-	99	...	- 63,3
170 - PROFIT (LOSSES) ON INVESTMENTS CARRIED AT EQUITY	10.030	8.512	17,8	12,4
180 - INCOME FROM ORDINARY ACTIVITIES	121.456	111.985	8,5	- 31,1
190 - EXTRAORDINARY INCOME	43.121	23.339	84,8	22,9
200 - EXTRAORDINARY EXPENSES	- 8.149	- 6.868	18,7	91,6
210 - EXTRAORDINARY INCOME, NET	34.972	16.471	...	6,9
230 - VARIATION OF RESERVES FOR GENERAL BANKING RISKS	- 5.065	-	...	...
240 - INCOME TAXES	- 74.721	- 60.914	22,7	- 24,8
250 - MINORITY INTERESTS	- 2.030	- 1.371	48,1	41,8
260 - NET INCOME	84.742	66.171	28,1	- 31,1


RECLASSIFIED
INCOME STATEMENT

INCOME STATEMENT *(thousands of Euros)*

	2003	30/09/03	2002	2001	Change % 2003	Change % 2002
10 Interest income and similar revenues	613.535	461.781	635.012	682.992	-3,4	-7,0
20 Interest expense and similar charges	-238.334	-183.193	-280.157	-324.108	-14,9	-13,6
NET INTEREST INCOME	**375.201**	**278.588**	**354.855**	**358.884**	**5,7**	**-1,1**
40 Commission income	204.447	147.408	184.235	166.254	11,0	10,8
50 Commission expenses	-16.351	-12.199	-13.705	-12.711	19,3	7,8
60 Gains (losses) from financial transactions	10.674	4.232	-5.844	4.427	...	...
30 Dividends and other revenues	18.536	16.994	8.754	9.348	...	-6,4
170 Profit (losses) on investments carried at equity	10.030	3.779	8.512	7.575	17,8	12,4
70 Other operating income	167.518	121.099	157.806	161.308	6,2	-2,2
110 Other operating expenses	-9.199	-5.593	-11.101	-9.720	-17,1	14,2
NON INTEREST INCOME	**385.655**	**275.720**	**328.657**	**326.481**	**17,3**	**0,7**
GROSS OPERATING INCOME	**760.856**	**554.308**	**683.512**	**685.365**	**11,3**	**-0,3**
80 Administrative costs	-416.916	-312.281	-374.031	-357.217	11,5	4,7
– Personnel	-268.412	-199.137	-232.748	-225.839	15,3	3,1
– Other administrative costs	-148.504	-113.144	-141.283	-131.378	5,1	7,5
90 Depreciation and amortization of intangible and tangible fixed assets	-137.238	-101.776	-123.129	-114.903	11,5	7,2
OPERATING COSTS	**-554.154**	**-414.057**	**-497.160**	**-472.120**	**11,5**	**5,3**
OPERATING INCOME	**206.702**	**140.251**	**186.352**	**213.245**	**10,9**	**-12,6**
100 Provisions for risks and charges	-4.209	-3.503	-3.273	-2.908	28,6	12,6
120 Provisions for loan losses and for guarantees and commitments	-72.588	-51.460	-67.090	-50.370	8,2	33,2
130 Recoveries of loans and reversals of provisions for guarantees and commitments	11.295	6.300	13.264	9.709	-14,8	36,6
140 Additional provisions for loan losses	-19.744	-315	-17.334	-7.296	13,9	...
150 Write-downs to financial fixed assets	-	-	-33	-57	-100,0	-42,1
160 Recoveries of financial fixed assets	-	-	99	270	-100,0	-63,3
PROVISIONS AND WRITE-DOWNS	**-85.246**	**-48.978**	**-74.367**	**-50.652**	**14,6**	**46,8**
180 INCOME FROM ORDINARY ACTIVITIES	**121.456**	**91.273**	**111.985**	**162.593**	**8,5**	**-31,1**
190 Extraordinary income	43.121	27.651	23.339	18.997	84,8	22,9
200 Extraordinary expenses	-8.149	-6.086	-6.868	-3.585	18,7	91,6
210 EXTRAORDINARY INCOME, NET	**34.972**	**21.565**	**16.471**	**15.412**	**...**	**6,9**
INCOME BEFORE TAXATION	**156.428**	**112.838**	**128.456**	**178.005**	**21,8**	**-27,8**
230 Variation of reserves for general banking risks	-5.065	-	-	-	...	...
240 Income taxes	-74.721	-53.646	-60.914	-80.977	22,7	-24,8
250 Minority interests	-2.030	-1.504	-1.371	-967	48,1	41,8
260 NET INCOME	**84.742**	**57.688**	**66.171**	**96.061**	**28,1**	**-31,1**

PRESS RELEASE

CR CARRARA: AN INCREASE IN NET PROFIT OF 37%

The most significant item in the financial statements of Cassa di Risparmio di Carrara ("CR Carrara") for the year ended 2003 was its net profit of € 5.5625 million, an increase of 37.69%. The financial statements were approved by the shareholders' meeting chaired by Mr Ciro Gaspari, and attended by Vice President Mr Giovanni Berneschi, Chief Executive Officer Mr. Pietro Coppa and Vice General Director Mr Mirco Bonamini.

These results confirm the role of CR Carrara, recently merged with the Carige Group, as a "territorial bank". Thanks to careful management, CR Carrara has exceed the previous year's positive results, a year characterised by troubled national and local markets.

Direct deposits amounted to € 839 million, an increase of 14.28% over the previous financial year, while credits from customers amounted to € 757 million, an increase of 5.29%. Assets administered on behalf of customers, specifically investment funds, rose by 44.96% over the previous year.

The financial results showed a reduction in net interest income of 2.7% as the rate of return (ROR) decreased throughout the year, despite an increase in traded assets. The earnings margin stands at € 48 million (an increase of 0.67%), benefiting from a growth in services-related income of 11.06%.

Due to careful monitoring of expenditure, costs were more stable in comparison to the year ended 2002.

Operating income was € 13 million, an increase of 2.6%.

Net profit before taxation amounted to € 10.62 million, an increase of 24.40% mainly due to a decrease in provisions and write-offs, which decreased by 19.37%, due to strict monitoring of the management and granting of loans; bad and doubtful debts decreased by 22.29% during the financial year; amounting to € 14.354 million, equal to 1.9% of the aggregate lending to customers (2.9% in the previous year).

The Banca Carige Group cemented its market presence by the acquisition of the entire capital of Carinord 2 from Banca Intesa, Fondazione Cassa di Risparmio di Carrara and Fondazione Cassa di Risparmio di La Spezia in July 2003, together with Cassa di Risparmio di Firenze. On April 21, 2004, Carinord 2 was de-merged and the capital of Cassa di Risparmio di Carrara was transferred to the newly incorporated Caricarrara Holding, which in turn is wholly owned by Banca Carige. Banca Carige intends to fully merge Caricarrara as a directly-held subsidiary in future.

Carrara, May 4, 2004.

PRESS RELEASE

BANCA CARIGE S.P.A.
Cassa di Risparmio di Genova ed Imperia
Genoa, via Cassa di Risparmio no. 15.

Banca Carige S.p.A. – Cassa di Risparmio di Genova e Imperia, with its registered office in Genoa, and a wholly-paid up share capital of € 1,113,326,839, the holding company of the Banca Carige Group registered on the Bank Group Registry of the Bank of Italy under code number 6175.4, hereby gives notice that pursuant to Legislative Decree no. 385 of October 10, 1993, relating to the cessation of the Bank of Italy's official reference rate with effect from January 10, 2004, and in compliance with Legislative Decree no. 213 of June 24, 1998, all contracts using such rate as a reference rate for the determination of interest rates will instead reference the rate applicable to major financial arrangements of the Eurosystem as periodically determined by the Directive Committee of the European Central Bank, unless such contract provides otherwise.

Genova, May 6, 2004

The Vice General Director: Achille Tori

PRESS RELEASE

RESULTS AS AT MARCH 2004 OF BANCA CARIGE S.P.A.: NET PROFIT ABOVE € 25 MILLION.

The bank's npolicy of consolidating investments has resulted in a stable income and an increase in trading volume.

Genova, May 10, 2004. The Board of Directors of Banca Carige S.p.A., chaired by Mr Giovanni Berneschi, approved its first quarterly report for 2004, presented by General Director Mr Alfredo Sanguinetto. During the same meeting, the Board of Directors approved the financial statements for the year ended 2003 of Banca Carige S.p.A.

The first quarter of the year has been characterised by a continued economic slowdown, which has started to shows sign of a weak recovery. In this context, Banca Carige has tried to rationalise and consolidate investments carried out in previous years, achieving, on the whole, positive results in terms of income and assets. In particular, gross operating income rose by 7.4% on a yearly basis, while net profits for the period amounted to € 25.3 million, an approximate 0.5% increase over the first quarter of the previous year.

The table below describes briefly certain items relating to Banca Carige's performance:

Results as at 31/12/2004	**Absolute value** *Millions of euros*	**% variation over first quarter 2003**
Customer deposits	23,333.4	6.5
Lending to customers	9,351.5	9.6
Net income	25.3	0.5

The Banca Carige Group reported an increase in net income, which amounted to € 23.4 million, an 8.6% increase: this is in line with the growth experienced in 2003 and relies on further strengthening and developing the synergies promoted by Banca Carige among the companies of the Banca Carige Group.

In addition, Carinord 2 was de-merged on April 21, 2004 . The shares held in Cassa di Risparmio di Carrara (a 90% participation) was contributed to the newly incorporated Caricarrara Holding, which is wholly controlled by Banca Carige; the merger of Caricarrara with Banca Carige will be soon implemented resulting in Caricarrara becoming a directly held subsidiary of Banca Carige.

The results

Banca Carige's shares continue to perform well on the market: the share price at the end of March reached € 3.185, an approximate 14.1% increase from December 2003 (-6.3% MIB index and + 1.9% Mibtel index) and approximately 35.2% higher than the end of March 2003 (+25.8% MIB index and + 26.9% Mibtel index). In addition, its saving shares, which were admitted to MTA listing as of December 4, 2002, increased in value and were priced at € 3.413 as at March 31, 2004 (+ 30.8% over the twelve months and + 4.8% over the quarter).

Headline results are as follows:

- Net interest income (€ 80.8 million) was 3.9% higher than that reported in the first quarter of 2003.

- Non-interest income or service-generated income (€ 89 million) demonstrated a small decrease in activity (-4.8%) in comparison with the first quarter of 2003. However, excluding from the 2003 performance an extraordinary dividend distributed by Cassa di Risparmio di Savona and the tax credits included in the accounting for the dividend, Banca Carige reported an aggregate increase of 10.2%. Major developments related to net fees (€ 42.4 million, + 10.3%); other operating income rose by 2.5% and income from financial operations amounted to € 3.7 million (against losses of € 1.5 million in the first quarter of 2003). There was a consistent decrease in dividends (-75.1%) to € 4.8 million, mainly due to different methods of accounting for available tax credits.

- Operating costs (€ 117 million) declined slightly (-0.6%) over the first quarter of 2003, due to a decrease in personnel expenses (€ 54.5 million, - 6%), which was a direct result of the incentives introduced in the previous year for the termination of employees, and from a reduction in other administrative expenses (-1.1%, € 30 million). Adjustments to tangible and intangible assets showed an increase (+ 10.4%, € 32.5 million) corresponding to the increase in leasing activity.

- Provisions and write-downs amounted to € 10.7 million, a reduction of 22.4% over the first quarter of 2003.

- Extraordinary income amounted to negative € 1.4 million; this is in contrast to the positive results reported for the year 2003.

- Profits after tax amounted to € 25.3 million (+ 0.5% over March 2003).

Financial Intermediation Activities (AFI) amounted to € 23,333.4 million, rising by 6.5% over a twelve-month period and by 2.4% from the beginning of the year. Within the AFI, direct deposits amounted to € 10,374.1 million, increasing by 11% on a yearly basis, and by 3.5% in the quarter. Indirect deposits (AAF) amounted to € 12,959.3 million, an increase of 9.6% on a yearly basis and 1.1% in the first quarter.

At the end of March Banca Carige's branch network totalled 393 branches – there was no change from the year end 2003. There were 202 branches in Liguria and 191 outside Liguria: the regions where Carige has the most offices are Sicily (38) and Lombardia (36).

The total assets of the Banca Carige Group amounted to € 17.684,9 million; AFI amounted to € 27,829.5 million, rising by 12.4% over March 2003 and by 8.3% over year end 2003, while lending to customers amounted to € 11,166.5 million (+ 18.1% in the twelve months and + 8.9% in the quarter). Net consolidated income was € 23.4 million, an increase of 8.6% in comparison to March 2003 (€ 21.5 million). The Group had a network of 489 branches.

Estimates of net income of Banca Carige for the year end are in line with budget forecasts, showing values aligned with those of the previous financial year.

The financial statements of Banca Carige for 2003 were prepared in the same manner as over the last two years. The financial statements were drafted pursuant to the ABI model and reflected comments received on the previous financial statements.

Gross increase in assets, isolating the effects of the tax reform, showed an increase from 2002 from € 490.3 million to € 547 million (+ 11.6%). Shareholders of the Bank, human resources, shareholders, clients, suppliers, financial systems, the State and other institutions, people, the environment, the media and the virtual community all benefited from this increase. The most significant proportion (45%) of such benefit (€ 235 million) was channelled towards human resources in terms of wages, social security contributions, severance and retirement benefits; over 1/5 (€ 117.6 million) related to businesses as earnings reserves; a further 1/5 (19.4%, or € 106.3 million) was transferred to the State and other public entities due to direct and indirect taxation; 15.3% (€ 53.6 million) was distributed to the shareholders by way of dividend; 0.8% (€ 4.5 million) was donated to the community. Banca Carige also pays dividends to the Foundation Cassa di Risparmio di Genova ed Imperia and therefore indirectly contributes a larger amount to the community: the dividends paid to the Foundation amount to € 44 million. The Foundation has in turn has distributed to the community over € 16.4 million by way of donations and similar contributions.

PRESS RELEASE

BANCA CARIGE S.P.A.
CASSA DI RISPARMIO DI GENOVA e IMPERIA

Holding Company of the Carige Group listed with the Bank Group Registry of the Bank of Italy
Legal seat in Genova, via Cassa di Risparmio n. 15
Share capital € 1.113.326.839 wholly paid-up
Registry of Enterprises of Genova, tax code and Vat Number 03285880104

Call of extraordinary meeting

The shareholders of Banca Carige S.p.a. – Cassa di Risparmio di Genova e Imperia – are invited to attend, at first call, the extraordinary meeting at the legal seat, assembly room third floor, via Davide Chiossone n. 3 – Genova, on June 18, 2003 at 10:30, and at second call (if necessary) on Saturday June 19, 2004 at 10:30, in order to resolve upon the following agenda:

Agenda:

Amendment of article 2 (Legal Seat), 7 (Right To Withdraw), 10 (Call of Shareholders' Meeting), 12 (Shareholders' Meeting), 13 (Right to Participate at a Shareholders' Meeting), 18 (Board of Directors), 19 (Call of the Board of Directors' meeting), 20 (Matters reserved to the Board of Directors), 23 (Delegated Bodies), 23 (Fees), 24 (Chairman), 26 (Internal Audit Committee – External Audit), 29 (Legal Representation – Corporate Signature), 35 (Special Shareholders' meeting) of the By-Laws.

Shareholders who wish to participate at the meeting must submit specific certifications as provided by article 34 of Consob resolution no. 11768 of December 23, 1998 relating to dematerialized shares held in Monte Titoli S.p.A.

Pursuant to article 51 of the resolution, from January 1, 1999, rights attached to non-centralized financial instruments may be exercised only if they are delivered to a broker for entry in the centralized management system under the dematerialization regime.

The documentation relating to matters to be discussed at the meeting, in accordance with current regulations, shall be available at the registered office of Banca Carige (in Genoa, via Cassa di Risparmio n. 15, Segreteria Generale – Rapporti con Soci) and at Borsa Italiana S.p.a. – with its registered office in Milan, piazza degli Affari n. 6 at least fifteen days before the meeting, for shareholders who are entitled to a copy.

Genoa, May 10, 2004

On behalf of the Board of Directors
The Chairman: Dott. Giovanni Berneschi

Notice published in the paper "Il Sole 24 Ore" on May 17, 2004 on page 35.

BANCA CARIGE

Cassa di Risparmio di Genova e Imperia

BANCA CARIGE S.p.A.
Cassa di Risparmio di Genova e Imperia
Legal seat in Genoa
Via Cassa di Risparmio 15
With a fully paid-up Share Capital of Euro 1,113,326,839
Registered with the Registry of Enterprises of Genoa
Tax Code – VAT Number 03285880104
Parent company of the Banca Carige Group
Listed with the banking groups on the Registry the Bank of Italy

NOTICE TO BONDHOLDERS

BOND ISSUE

"BANCA CARIGE S.P.A. 1999 – 2019
4,00 % MINIMUM RATE, INDEX-LINKED TO THE 10 YEAR EURO SWAP RATE "

UIC Code 133041

Payment coupon no. 5

Bondholders are informed that as of May 17, 2004 the interest accrued in relation to coupon no. 5 (relating to the period from May 17, 2003 to May 17, 2004) is now due and has been calculated at an annual rate of 4.00 %.

Banks appointed: Banca Carige S.p.A. and Monte Titoli S.p.A. with respect to the securities managed by it.

Determination of the interest rate relating to coupon no. 6, due from May 17, 2005

Pursuant to article 5 of the terms and conditions of the bonds, the annual gross rate for coupon no. 6, relating to the period from May 17, 2004 to May 17, 2005 and due on May 17, 2005, has been determined on a 4.00 % basis.

Genoa, May 17, 2004

PRESS RELEASE

The Executive Committee of Banca Carige met today for its weekly meeting, which was chaired by Mr. Giovanni Berneschi, to discuss the potential bankruptcy of the Festival Crociere Group. The Executive Committee is of the opinion that Banca Carige will be able to off-set the estimated loss of € 80 million against provisions made in the 2003 financial statements, mainly due to the performance and expectations for the current semester which relate to certain proposed actions to be taken in line with the business plan, during the second semester of the year. The forecast of net profit for the year end, as made by the Board of Directors on December 15, 2003 which was convened for the approval of the 2004 budget, remains unchanged and in line with the forecast for the previous financial year.

Genoa, May 25, 2004

PRESS RELEASE

Conference on the final remarks of the Governor of the Bank of Italy at Carige

The worlds of entrepreneurs and bankers met today at Banca Carige, following the final remarks of the Governor of the Bank of Italy, Mr. Antonio Fazio. This was the eighth such conference held at the Genoan Bank; the conference deliberates on the final remarks of Mr. Fazio to understand the economic situation. The Chairman of Banca Carige, Mr. Berneschi began before the large audience: "Someone," said Mr. Berneschi "has, fortunately, realized that is necessary for us to work together. The risks of financing businesses are real, even if everyone has their own roles, and when this is done with transparency, the risks involved are attenuated. I think that Mr. Fazio has invited banks and enterprises to talk to each other, as in 1948. What is important is that everyone participates."

Mr. Stefano Zara, the Chairman of Assindustria Genova, who represents the industries of Liguria, supported the position of the Chairman of Confindustria, Mr. Luca di Montezemolo. Mr. Zara discussed stagnation and also a probable decline, and supported Mr. Fazio's and Montezemolo's proposed solution: "Cooperation among banks, enterprises and unions is necessary to promote competitiveness." Mr. Zara paid emphasis to small and medium-sized enterprises: "There must be a breakthrough and other developments; in this respect, Basle 2 is a great occasion." Training, innovation and transparency were some of the issues discussed by Mr. Zara, who reaffirmed that businesses do not solely belong to the "owners, but represent the public." The conference was attended by industrialists, the Directors and the officers of Banca Carige and other banks.

Adalberto Alderici, a member of the Board of Directors of Banca Carige and a Professor of Financial Intermediaries at the University of Milan and Genoa discussed the proposals for cooperation between banks and enterprises: "We are moving together towards a historic point necessary for development; banks and enterprises must join with Europe, arm in arm. The change must begin with a new relationship created between lenders and enterprises with the aim of promoting efficiency. "The proposed understanding," says Alderici, "must come from the businesses which must try to obtain a credit rating for themselves instead of simply providing guarantees, in view of Basle 2. Transparency and the provision of information will be rewarded by the credit." According to the Director of Banca Carige, the age of guarantees is over. "Enterprises are no longer subject to banks, but must aim to have a creative role." "Finance must be viewed as a factor in production." "You want to refinance? We will restructure your debt." According to Alberici, financing must be reviewed from a productive standpoint that sets out certain rules. Without a distribution of value it will not be possible to emerge from the tunnel of the savings crisis.

The conference was an occasion to focus on issues raised in the annual report that examines the cooperation between banks and enterprises, and at team-playing as a method of increasing competition.

The conference discussed several comments made by economists and financial experts, by bank officers on the structural and cyclical problems of the current economic situation, on Mr. Fazio's

fears that the crisis may continue, due to public accounts, lack of competition and the decline in production. Mr. Luigi Grillo, the Chairman of the Public Works Committee, also took part to the conference.

Mr. Alberici concluded the conference by answering questions posed by the public. From the conference of Carige and Effebi, another method has arisen to synthesize and promote a balance for the economic year, as well as to put forward a new cooperation between banks and businesses at a territorial level.

Genova, June 1, 2004

PRESS RELEASE

The Extraordinary Shareholders' Meeting of Banca Carige resolves to amend certain articles of its By-Laws

Following the enactment of the Company Law Reform which has been in force since January 1, 2004 (Legislative Decree No. 5 and 6 of 2003) and of Legislative Decree No. 37/2004 amending the law enacting the Company Law Reform, and which effects the interaction with the Consolidated Banking and Finance Act, the Shareholders' Meeting of Banca Carige S.p.A., convened today, has resolved to amend certain rules of its By-Laws to comply with the new legislation.

Accordingly, Banca Carige has decided to amend its By-Laws to incorporate the newly introduced mandatory rules, taking into account the guidelines promulgated by the Supervisory Authority, as well as to introduce certain facilitating provisions permitted by the new rules of the Civil Code.

The new By-Laws will be available, following to its submission, on the web site of Banca Carige at www.gruppocarige.it, in the Corporate section.

Genova, June 18, 2004

BANCA CARIGE S.p.a. – CASSA DI RISPARMIO DI GENOVA E IMPERIA

By-Laws

Amended Text

Article 2

1. The Bank has its principal place of business at Via Cassa di Risparmio, 15.

2. **Pursuant to article 20** and to current provisions and rules, the Bank may establish or close secondary offices, branches, and representative offices in Italy and abroad.

Article 7

1. The status of shareholders entails acceptance of the By-laws.

2. **Shareholders who have not agreed to the adoption of the resolution relating to the matters indicated by the provisions of paragraph 1 of article 2437 of the Civil Code are entitled to withdraw from the Bank, whether in relation to all or part of their shareholding. In the event of such withdrawal, the relevant shareholding shall be liquidated in accordance with the provisions of article 2347-*ter* and 2437-*quater* of the Civil Code. The right to withdraw from the Bank is not permitted in the cases provided by paragraph 2 of article 2437 of the Civil Code.**

3. The domicile of the shareholders, in relation to the Bank, is as indicated in the Stock Book.

Article 10

1. The shareholders' meeting will be held, pursuant to legal requirements, at the principal place of business of the Bank, or in some other place as indicated in the notice of the relevant meeting, provided it is held on Italian territory.

2. **Notice of the shareholders' meeting will be published in the newspaper called "Il Sole24Ore" in accordance with legal requirements.**

Article 12

1. Shareholders' meetings are either general or extraordinary.

2. The general meeting of shareholders must be called at least once a year within **120 days** of the end of the financial year of the Bank.

3. An extraordinary meeting of shareholders will be called whenever necessary in order to make any decisions which are reserved for an extraordinary meeting of shareholders pursuant to legal requirements.

Article 13

Shareholders with voting rights may participate in the shareholders' meeting in relation to their shares, provided that:

(c) the candidates who, when arranged in single descending order based on the results obtained, obtain the highest quotients, shall be elected. In the event of a tie in the quotient for the last Director to be elected, the candidate from the list that obtained the greatest number of votes, and in case of a tie, the older of the two, shall be elected.

(d) The number one and two candidates on the list who obtained the greatest number of votes are elected Chairman and Vice Chairman, respectively.

If a single list of candidates is submitted, the persons named on that list, up to the total number of Directors to be elected, shall be elected as members of the Board of Directors.

Legal provisions of law apply in relation to any replacement of members of the Board of Directors, except in the event of the retirement or resignation of all the Directors.

Should one or more Directors cease to hold his/her office, and the remaining Directors do not constitute a majority, the functions of the entire Board shall cease, and a shareholders' meeting for the appointment of the entire Board of Directors shall be immediately called by the remaining Directors or, on the fulfilment of all legal requirements, by the Internal Auditors, with the purpose of replacing the former Directors and electing the new ones by way of the procedures set forth in this article. The remaining Directors, while this process is carried out, have the powers to carry out acts of ordinary management.

<u>Article 19</u>

1. Meetings of the Board of Directors are called at the main offices of the Bank or elsewhere in Italy by the Chairman or his substitute, who sets the agenda for the meetings.

2. A number of Directors representing at least one third of the membership of the Board, or the Audit Committee, may issue a special call for a meeting of the Board, indicating the topic to be discussed.

3. Notice of each meeting is to be given by registered letter, **fax, or e-mail** sent to the members of the Board, to the current Internal Auditors and to the Managing Director, if one has been named, at least five whole days prior to the meeting and, in an emergency, by telegram, **fax or e-mail** at least twenty-four hours prior to the relevant meeting.

<u>Article 20</u>

1. The Board of Directors is vested with all the powers of ordinary and extraordinary administration, except for matters expressly reserved by law or by the Bylaws to the shareholders' meeting, **including:**

   (a) **resolutions relating to mergers as provided by articles 2505 and 2505-*bis* of the Civil Code;**

   (b) **the establishment and closing of secondary offices;**

   (c) **the reduction of share capital in case of the shareholders' withdrawal; and**

   (d) **the compliance of the By-Laws to legislative provisions.**

2. In addition to the matters that cannot be delegated by law, decisions concerning the following are reserved for the sole jurisdiction of the Board:

(a) the determination of general management guidelines;

(b) the designation of the Managing Director or General Manager and, on the motion of the Managing Director or the General Manager, the Vice-Managing Director or Directors. The decision naming the Managing Director or General Manager becomes effective only after approval is obtained from the Bank of Italy;

(c) the acquisition or transfer of controlling stakes in accordance with art. 2359 of the Civil Code, as well as the election or designation of representatives to organs of the Bank or organizations in which the Bank has stakes;

(d) the determination of the criteria for the management and coordination of the companies or entities of the Group, as well as for the implementation of the instructions given by theOversight Agency;

(e) **the resolutions relating to mergers as provided in articles 2505 and 2505-bis of the Civil Code;**

(f) **the establishment and closing of secondary offices;**

(g) **the reduction of share capital in event of withdrawal of the shareholders; and**

(h) **the compliance of the By-Laws to legislative provisions.**

3. The Board of Directors provides **a proper** quarterly report to the Audit Committee on the activities carried out and on major economic, financial and equity transactions carried out by the Bank or by its subsidiaries or affiliates and, in particular, on transactions involving a potential conflict of interest. **Specifically, the Board of Directors refers to the Audit Committee on matters on which a Director has a conflict of interest.** The report is drawn up by the Board of Directors and submitted to the Audit Committee within 60 days of the end of each calendar quarter.

Article 21

1. The Board of Directors, in accordance with the provisions of the law and the By-laws, delegates specific powers to an Executive Committee and to the Managing Director referred to in Art. 27, when one is named, setting out the limits of such delegation. Decision-making powers relating to the granting of credit and ordinary management, may also be conferred upon the General Manager, if one is named, to the Managers, to Key Personnel and, by way of exception, to other employees of the Bank, the limits and the terms and conditions of performance being pre-determined.

2. **The delegated bodies must inform the Board of Directors and** Internal Auditors of the decisions taken in the context of the powers conferred above, **on the general management trend and on its foreseeable developments as well as on the major dealings entered into by the Bank**

or its controlled companies, under the terms and conditions fixed by the Board of Directors generally at three-month intervals.

Article 23

1. The members of the Board of Directors - as regards the Chairman, the Vice Chairman and the Managing Director, when one has been named pursuant to Art. 27 - the provisions of Art. 2389, paragraph 2 of the Civil Code, are entitled to annual compensation and director's fees for sessions of the Board and of the Committee, in addition to the reimbursement of any expenses incurred in connection with their duties.

2. Directors are not entitled to more than one director's fee on the same day.

3. The amount of compensation and of director's fees are set by the shareholders' meeting.

Article 24

1. The Chairman, in accordance with Art. 29 below, is the legal representative of the Bank vis-à-vis third parties and at law, and also has the Bank signature.

2. The Chairman presides over the shareholders' meeting, calls meetings of **the Board of Directors and the Executive Committee of which he is a member as of right, determines the agenda for such meetings and presides over them, coordinates the works and ensures that the Directors are informed of the matters on the agenda.**

3. In the event that certain decisions are to be made as a matter of urgency, the Chairman, on the motion of the Managing Directors or the General Manager, can assume decisions that are the prerogative of the Board and of the Executive Committee, when it is impossible for these bodies to meet.

4. The decisions made are reported to the appropriate bodies at their very next meeting.

5. In the event the Chairman is absent or barred, his duties shall be carried out by the Vice Chairman and, if both of them are absent or barred, the Director determined to be the senior member in accordance with the criteria of art. 14.

Article 26

1. The general meeting of shareholders appoints three regular Internal Auditors, and also appoints two alternate Internal Auditors.

2. The Regular Auditors and their alternates may be re-elected.

3. The provisions of the law govern the term of office, the powers, the duties, **the requirements of reliability, professionality and independency of members of the Audit Committee** and, in general, the functioning of the Internal Audit Committee.

4. In accordance with current rules and regulations, at least one regular Internal Auditor and one alternate shall be selected from among individuals listed in the register of accountant-auditors who have practiced legal oversight activity for a period of not less than three years. Internal Auditors

who do not meet this requirement must have acquired overall experience of at least three years in the following matters:

(a) administrative or oversight activity or management functions in capital companies with capital of not less than two million euros;

(b) professional activity as a lawyer or trade specialist or as a university teacher of legal, economic, financial and technical-scientific subjects, strictly linked to banking, financial or insurance activities, or

(c) management functions in public bodies or public administrations operating in the credit, financial and insurance sectors or, in any event, in sectors strictly pertaining to the Bank's area of activity.

5. The Internal Audit Committee is appointed on the basis of lists submitted by the shareholders, which should identify five candidates listed in progressive order. Lists may be submitted only by shareholders who, either on their own or together with other shareholders, respresent at least 1 % of the common stock. This presentation is valid only if, at least **two** days prior to the date set for the Shareholders' Meeting, the shareholders submitting the lists file certifications issued by the persons depositing their shares evidencing that they hold at least 1% of the ordinary capital. Each shareholder may present or participate in presenting a single list and an individual candidate may be listed on only one list or be ineligible. At the bottom of the lists presented by the shareholders, or attached to same, a description of the professional resume of the subjects must be provided. Persons already serving as regular internal auditors in more than five listed companies, such number not including companies controlled by the Bank or in which the Bank holds a stake, may not be named as Internal Auditors. Together with each list, statements pursuant to which the individual candidates accept their candidacy and, on their own responsibility, attest that there are no grounds for ineligibility or incompatibility and that the requirements specified for the position have been met, must also be filed. The lists presented by the shareholders must be filed, as shall also be specified in the notice of meeting, at the principal place of business of the Bank at least ten days prior to the date set for the first shareholders' meeting. Any list presented in violation of the above-referenced provisions shall be considered as invalidly presented. Each shareholder may vote for only one list.

6. The following procedure is to be used in relation to the election of members of the Internal Audit Committee: two regular Auditors and one alternate Auditor shall be selected from the list that obtained the greatest number of votes, in the progressive order in which they are entered on the list; the third regular Auditor and the second alternate Auditor shall be, respectively, the first and the second candidates in progressive order on the list that obtained the largest number of votes after the first list. In case of a tie, ballots shall be cast. If only one is proposed or only one list obtains any votes, then, provided that list receives the majority of the votes represented at the shareholders' meeting, the first three candidates in progressive order shall be elected regular Auditors and the fourth and fifth candidate in progressive order shall be elected alternate Auditors. The Chairmanship of the Internal Audit Committee shall always be held by the person indicated in first place on the list that obtained the greatest number of votes. **The Chairman of the Internal Audit Committee is appointed by a majority of the shareholders' meeting among the Auditors elected as above.**

7. In the event of the replacement of an Internal Auditor, the alternate from the same list as the person to be replaced takes over. If it becomes necessary to designate regular and/or alternate Internal Auditors to complete the Audit Committee following the early departure of Auditors in office, the shareholders' meeting shall proceed as follows: if it is necessary to replace Internal Auditors elected

from the majority list, the Auditor or Auditors are designated, with the possible of suggestions from the Chairman of the Committee, by majority vote, irrespective of list. If, on the other hand, it becomes necessary to replace the regular Auditor designated by the minority, the shareholders' meeting shall replace that person through a corresponding majority vote from among the candidates on the list to which the Auditor to be replaced belonged and who had, at least ten days prior to the date set for the shareholders' meeting on first call, confirmed their own candidacy along with the statements relative to the non-existence of grounds for ineligibility or incompatibility, and declaring that the requirements for holding the post have been met.

8. The general shareholders' meeting determines the annual compensation of the Internal Auditors for the entire period of time they are in office; it further determines the amount of any fees for attending meetings of the Board of Directors and of the Executive Committee. The Internal Auditors are also entitled to reimbursement of the expenses incurred in connection with their duties.

9. The Internal Auditors may not receive more than one fee on a given day.

10. **The external audit of the Bank's accounts is carried out by an auditing Bank which is registered with the Register of Certified Public Accountants [or Chartered Accountants] and in the special section of the auditing Bank.**

Article 29

1. The Chairman of the Board of Directors is the legal representative of the Bank vis-a-vis third parties and at law (at any stage and place and before any ordinary, special or arbitration Court, with the express right to name counsel and attorneys-in-fact for litigation as well as technical consultants and to confer powers-of-attorney for third party statements) and has the corporate signature; if he is absent or barred, the Vice Chairman exercises those powers; if both are absent or barred, the Director determined to be the senior director in accordance with the criteria set forth in Art. 14 exercises those powers.

2. As against third parties, the signature of the person substituting for the Chairman constitutes proof that the Chairman or the person that should, in the approved order, have taken his place, is absent or barred.

3. The Board may, from time to time for individual acts or on a continuing basis for categories of acts, delegate the power of representation and the corporate signature to its members or to members of the Executive Committee, the Managing Director or the General Manager as well as, at the request of the Managing Director or the General Manager, to Managers, Key Personnel and, by way of exception, even to other members of the Bank's personnel **or of companies of the Group or controlled companies.**

4. The Board may, for specified acts and items of business, confer powers of attorney granting authority to execute documents on behalf of the Bank, even upon external persons.

Article 35

The Special Meeting of holders of [saving] shares has the authority to decide matters reserved to it by law. The provisions of the law **and of article 10 and 13** must be complied with in relation to the calling, convening and the decisions of the relevant shareholders' meeting.

PRESS RELEASE

Mr. Antonio Semeria, the statutory auditor of Banca Carige S.p.A., has been appointed as the new Chairman of the Board of Auditors of Banca Carige S.p.A., replacing Mr. Fulvio Rosina who resigned for personal reasons.

The Board of Auditors will be supplemented by the appointment of Mr. Massimo Scotton as the new statutory auditor. Banca Carige wishes to congratulate Mr. Semeria, as the new Chairman of the Board and Mr. Scotton on their appointments, and to wish them well in the performance of their duties, and also to thank Mr. Rosina who has been for several years a member and Chairman of the Board of Auditors of Banca Carige.

Genova, June 21, 2004

Notice published in the paper "Il Sole 24 Ore" on June 6, 2004 on page 31.

BANCA CARIGE

Cassa di Risparmio di Genova e Imperia

NOTICE PURSUANT TO ARTICLE 84 OF CONSOB REGULATION RELATING TO ISSUERS

The Board of Directors of Banca Carige S.p.A. - Cassa di risparmio di Genova e Imperia met on June 21, 2004 to resolve the merger plan for the amalgamation of Caricarrara Holding S.p.A., a corporation with a share capital entirely owned by Banca Carige S.p.A. The plan contains the reasons and the method of implementing the merger.

The merger transaction was authorized on June 28, 2004 by the Bank of Italy with letter No. 622514 and the related merger plan was submitted on June 29, 2004 to the Registry of Enterprises of Genoa.

The resolution relating to the merger will be passed by the Board of Directors of Banca Carige S.p.A., instead of the extraordinary shareholders meeting, pursuant to article 2505, paragraph 2, of the Civil Code and article 20, paragraph 1, of by-laws as amended by the extraordinary shareholders' meeting of June 18, 2004 in accordance with article 2365 of the Civil Code.

However, pursuant to article 2505, paragraph 3 of the Civil Code, shareholders are entitled to request that the resolution on the merger be passed by an extraordinary shareholders' meeting. The resolution of an extraordinary shareholders' meeting will be necessary in the event requested by shareholders representing at least 5 % of the share capital.

Shareholders interested in availing themselves of such right should send the relevant application to Banca Carige S.p.A. – Cassa di Risparmio di Genova e Imperia - General Secretariat – Via Cassa di Risparmio, 15 16123 Genoa, or forward such request by fax to No. 010-5794000. Pursuant to article 85, 4th paragraph, of Legislative Decree No. 58/1998 and article 31 of Legislative Decree No. 213/1998, applications will be deemed valid if sent within eight days after the filing of the merger plan with the Registry of Enterprises of Genoa and if such application includes a certificate attesting to ownership of the relevant shares.

Shareholders are also entitled to a free copy of the merger plan filed at the legal seat and from Borsa Italiana S.p.A.

Genoa, June 29, 2004

PRESS RELEASE

SECURITISATION OF RESIDENTIAL LOANS WORTH APPROXIMATELY €860 MILLION BY BANCA CARIGE S.P.A.

Banca Carige S.p.A. is arranging a second benchmark transaction relating to the securitisation of residential loans with the Arrangers and Lead Managers of the transaction, CDC IXIS Capital Markets, UBS Investment Bank and WESTLB AG. The operation involves a portfolio of *in bonis* landed-property and mortgage loans arising out from Banca Carige's financings.

The bank itself will act as servicer for the transaction, which is currently rated "A2" by Moody's and "A" by Fitch.

The securitisation will involve the transfer to the securitisation vehicle Argo Mortgage 2 Srl, which was incorporated under law No. 130 of April 30, 1999, of approximately € 864.7 million in performing loans; the vehicle will issue an equal aggregate principal amount of senior notes, (Class A Notes) and mezzanine notes (Class B Notes and Class C Notes) which will be placed in the market. The allocation will be as follows - € 808.9 million of Class A Notes, € 42.4 million of Class B Notes, and € 13.4 million of Class C Notes. The three classes of Notes are rated AAA/Aaa, A/A2 and BBB/Baa2 respectively by Moody's and Fitch .

Taking into account hypothetical repayments and non-performing loans, the average life of the rated Notes is expected to be 6.3 years for Class A and 15.5 years for Class B and Class C.

The transaction structure does not allow any rollovers, and the Notes will start to amortise from first interest payment date falling 18 months from the issue date of the Notes (i.e. January 2006).

Interest will be paid quarterly on the 27th of January, April, July and October in each year. The first interest payment date will fall on October 27, 2004.

The transaction structure also provides a call option for Banca Carige to re-purchase the portfolio in the event only 10% of Notes representing the portfolio remain outstanding.

The marketing of the Notes will start on July 5, 2004 and several meetings are scheduled with particular investors in the major European markets such as Stockholm, Oslo, Paris, Dublin, London, Frankfurt and Monaco.

The offer price of the Notes will be determined in the next few weeks.

BANCA CARIGE: RESULTS FOR THE FIRST QUARTER OF 2004

During the first quarter of the year, Banca Carige has engaged in a strict rationalization and consolidation of investments made in previous years, achieving positive results in terms of income and capital. In particular income resulting from financial intermediation grew by 7.4%

on a yearly basis, while net profit for the period amounted to € 25.3 million, a 0.5% increase in comparison to the first quarter of the previous year.

With regard to the Carige Group, the highlights include an increase of 8.6% in consolidated net profit, amounting to € 23.4 million, such result consolidates the trend of growth shown in 2003, confirming the effectiveness of the policy aimed at strengthening and developing the synergies existing within the Group, implemented by Banca Carige over previous years.

The profit and loss account shows the following trends:

- The interest margin (€ 80.8 million) is 3.9% higher than in the first quarter of the 2003;
- Net profit from services (€ 89 million) showed a slight decrease (-4.8%) in comparison to the first quarter of 2003. However, excluding from the previous financial year an extraordinary dividend distributed by Cassa di Risparmio di Savona and the tax credits included in the accounting the dividends, this represents, in aggregate, an increase of 10.2%. Other main items are net commissions (€ 42.4 millions, +10.3%); other net operating income (€ 38.1 million) increased by 2.5% while profits from financing transactions was € 3.7 million (against losses amounting to € 1.5 million during the first quarter of 2003). Dividends showed a significant decrease (-75.1%) dropping to € 4.8 million, mainly due to the introduction of a different method for accounting for tax credits;
- Operating costs (€ 117 million) decreased (-0.6%) in comparison with the first quarter of 2003, mainly due to a decrease in personnel costs (€ 54.5 million, -6%), reflecting the benefits of the introduction of certain incentives to terminate employment, introduced over the last year, and a decrease in other administrative expenses (-1.1%, or € 30 million). Adjustments to the value of tangible and intangible assets showed an increase (+ 10.4%, amounting to € 32.5 million), which reflects the growth in leasing activity;
- Funds and adjustments amounted to € 10.7 million and reflecting a decrease of 22.4% over the first quarter of 2003;
- Extraordinary items were negative € 1.4 million, in comparison with positive €1.4 million in 2003. This reflects the effects of the incentives introduced relating to the termination of employment of € 1.1 million; and
- After tax profit amounted to € 25.3 million (+0.5% in comparison to March 2003), once € 15.4 millions has been deducted for taxes.

Total savings from customers of Banca Carige amounted to € 23,334.4 million, an increase of 6.5% over a twelve month period and 2.4% since the beginning of the year. Included in total savings, the direct deposit-taking activities amounted to €10,374.1 million, an increase of 11% on a yearly basis and 3.5% on a quarterly basis. Indirect deposit-taking activities increased to € 12,959.3 million, reflecting an increase of 3.1% on a yearly basis and 1.5% on a quarterly basis.

Credits to customers amounted to € 9,351.5 million, reflecting a yearly increase of 9.6% and a quarterly increase of 1.1%.

The total of the assets of the Carige Group amounted to € 17,684.9 million; total savings amounted to € 27,829.5 millions, 12.4% higher in comparison with March 2003 and an increase of 8.5% from the end of 2003, while credits to customers amounted to € 11,166.5 million (+18.1% in a twelve month period and + 8.9% for the quarter). Net consolidated profit amounted to € 23.4 million, an increase of 8.6% over March 2003 (€ 21.5 million). The number of branches in the Carige Group's network was 489.

CONTACTS

BANCA CARIGE	Dottor Ennio La Monica
BANCA CARIGE	Dottor Bruno Lavagna
CDC IXIS CAPITAL MARKETS: Alessandro Bergamo	+44 207 648 6995
UBS INVESTMENT BANK: Francesco Dissera	+44 207 568 8464
WEST LB: Paolo Cerboncini	+44 207 020 7522

Genova, July 1, 2004

Notice published in the newspaper "Il Sole24Ore" on 05.07.2004, on page 31

NOTICE PURSUANT TO CONSOB REGULATION N° 11971 of 14/05/1999

Notice is hereby given that the agreements entered into by Banca Carige S.p.a. – Cassa di Risparmio di Genova e Imperia – and its shareholder, Basler Lebensversicherungs – Gesellschaft on December 15, 1997 expired on June 30, 2004.

Genova, July 5, 2004

PRESS RELEASE

Banca Carige hereby announces that following the reorganisation of the *Caisses d'Epargne* and *Caisse des Depots* Group, which involved the establishment of *CNCE Caisse Nationale des Caisse d'Erpagne ("CNCE")*, which is 65% owned by the *Caisses d'Epargne ("CDE")* and 35% owned by *Caisse des Depots*, the participation of these French shareholders in the share capital of Banca Carige, remains at 11.023%, held by *CNCE Caisse Nationale des Caisse d'Erpagne* which directly controls 6.981% of such participation, while the remaining 4.042% is held through the controlled *CDC Ixis*.

The relationship of strategic cooperation existing between Banca Carige, *CNCE* and *CDC* remains unchanged.

Genova, July 9, 2004

PRESS RELEASE

SECURITISATION OF RESIDENTIAL LOANS WORTH € 864.5 MILLION BY BANCA CARIGE S.P.A.

Banca Carige S.p.A. entered into a second benchmark transaction relating to the securitisation of residential loans with the Arrangers and Lead Managers of the transaction, CDC IXIS Capital Markets, UBS Investment Bank and WESTLB AG. The transaction relates to a portfolio of performing real estate loans and mortgages arising from financings provided by branches of Banca Carige and by 124 branches acquired by Banca Carige that were formerly part of Banco di Sicilia, the Intesa Group and the Capitalia Group.

Marketing of the Notes started on July 5, 2004 and several meetings were scheduled with particular investors in major European markets such Stockholm, Oslo, Paris, Dublin, London, Frankfurt and Monaco.

The securitisation involved the transfer to Argo Mortgage 2 Srl, a vehicle incorporated under law No. 130 of April 30, 1999, of performing loans worth € 864.5 million.

The portfolio and issuance of Notes was allocated as follows:

- Class A: € 808,300,000, rated AAA/Aaa, re-offer pricing at 3 month EURIBOR +0.18% - average maturity expected to be 6.32 years;
- Class B: € 26,800,000, rated AA-/Aa2, re-offer pricing at 3 month EURIBOR +0.32% - average maturity expected be 15.5 years;
- Class C: € 29,350,000, rated AA-/Aa2, re-offer pricing at 3 month EURIBOR +0.83% - average maturity expected to be 15.5 years.

The pricing reflects current European market conditions: as a matter of fact, in the last few days, Banca Caja, a frequent Spanish issuer, issued a Class AAA rated Note at EURIBOR +0.18% with an average maturity of 5.9 years, Credico Funding (20% RWA) issued a Note rated AAA (the transaction was sponsored by ICCREA) with a maturity of 5.94 years at EURIBOR +20% while Krefima (a Belgian originator) securitised a portfolio of residential loans at EURIBOR +0.20% (with a maturity of 4 years).

Class B Notes and Class C Notes with long maturities (15.5 years) and with Italian RMBS were priced at the lowest historic prices.

Class A has been very successful (150% oversubscribed) and has been sold in the following European jurisdictions:

- France: 46.15%
- Spain: 24.57%
- UK: 8.04%
- Ireland: 6.72%
- Belgium 3.71%
- Austria 3.22%

Class B has been very successful (140% oversubscribed) and has been sold in the following European jurisdictions:

- Germany: 78.36%
- Portugal: 16.04%
- Others: 5.60%

Class C has been very successful (135% oversubscribed) and has been sold in the following European jurisdictions:

- Germany: 52.30%;
- Portugal: 47.70%

The transaction structure does not allow for any roll-overs, and the Notes will start to amortise from the first interest payment date falling 18 months from the issue date of the Notes (i.e. January 2006). The structure also provides a clean-up call option for Banca Carige to re-purchase the portfolio in the event that only Notes equal to 10% of the portfolio remain outstanding.

CONTACTS

BANCA CARIGE: Ennio La Monica	+39 010 579 2701
BANCA CARIGE: Bruno Lavagna	+39 010 579 2657
CDC IXIS CAPITAL MARKETS: Alessandro Bergamo	+44 207 648 6995
UBS INVESTMENT BANK: Francesco Dissera	+44 207 568 8464
WEST LB: Paolo Cerboncini	+44 207 020 7522

Genova, July 19, 2004

PRESS RELEASE

BANCA CARIGE CONCLUDES ITS FIRST SEMESTER REALIZING A NET PROFIT OF € 60 MILLION

Despite continuing unfavourable conditions macroeconomic framework and the bankruptcy of the Festival Crociere Group, which exposure (amounting to approximately € 80 million) has been wholly written-down, Banca Carige confirms the positive trend in its financial results, achieving a six-month net profit of over € 64 million (an increase of 2% in comparison with the first semester of 2003) which drops to approximately € 60 million due to extraordinary regionally-levied business tax (IRAP) pursuant to Legislative Decree no. 168 of July 2004. Customer deposits reached approximately € 23.9 billion (+6.8% in twelve months) while lending to customers increased to approximately € 9.5 billion (+8.1%).

Genova, July 26, 2004 – The Board of Directors of Banca Carige S.p.A., chaired by Mr. Giovanni Berneschi, examined the preliminary results of the Bank as of June 30, 2004, as presented by the General Manager, Mr. Alfredo Sanguinetto.

Net profit for the period amounted to over € 64 million, 2% higher than the final results of the first semester of 2003; nevertheless, recent regionally-levied tax measures recently enacted by the government have resulted in an increased charge to Banca Carige of over € 4 million relating to a larger IRAP liability.

The consistency of the results for the first six months of 2004 in comparison to the same period of 2003 must be emphasized, taking into account that, as previously anticipated, Banca Carige has written-down the expected exposure arising from the bankruptcy of the Festival Crociere Group in the financial statements for this first semester of 2004.

Financial Intermediation Activities performed by Banca Carige showed an increase in customer deposits (Intermediate Financial Activities) of 4.7% from the beginning of the year, 6.8% higher than the first semester of the previous year, while lending to customers grew by 2.5% on a semester basis and by 8.1% on a yearly basis.

In particular, direct deposits amounted to approximately € 10.6 billion, an increase of 6.1% on a six-monthly basis and of 11.5% on a yearly basis, showing an increase in medium to long term activity (bonds), which accounted for approximately 38% of all direct deposits (35.2% at the end of the first semester of 2003).

Indirect deposits increased by 3.5% in the six month period and by 3.3% on a yearly basis, amounting to approximately € 13.2 billion, reflecting a greater increase in assets under management (+5.3%) than in assets under custody (+1.9%). In relation to assets under custody, the administration of movable assets and of bank and insurance products grew by 9.1% and 7.4% respectively from the beginning of the year, while mutual funds performed consistently across the semester.

Lending to customers reached € 9.5 billion, reflecting an increase in the semester of 2.5% (+8.1% on a yearly basis), which combined a growth in short term activity (+20.8% in the semester) with a slowdown in medium to long term activity (-8.3% in the semester); these trends reflect the effects of the securitisation transaction carried out at the end of the semester that involved the sale of secured loan assets (amounting to approximately € 864.5 million). Short term lending decreased by 7% as a result while medium to long term lending increased by 7%. An operating income of € 61 million was recognised which was due in part to the securitisation.

As of June 30, 2004, the employees of Banca Carige amounted to a total of 3,734 persons, a slight decrease from the number of employees as of the beginning of the year (3,759), due to the hiring of 48 and the termination of 73 employees.

During these six months, a branch was opened in Gavi, in the province of Alessandria, and one of the two existing agencies in Ancona was closed pursuant to an internal restructuring, resulting in a net number of Carige branches of 393, in 12 regions and 54 provinces nationwide. The merger at the beginning of the year of Cassa di Risparmio di Carrara and its 33 branches with the Banca Carige Group has led to an expansion in the northwest area of Tuscany, the total number of branches of the Banca Carige Group being 491. These branches, together with its network of insurance offices allows total coverage of national territory.

An increase in private customers has resulted in the number of branches serving such customers increasing to 38. 94 consultants are employed in advising this customer segment; growing attention to the needs of business customers has resulted in an extension of the Financial Business Advisory service offered, which consists of 36 teams dedicated to medium sized enterprises, spread over 12 territorial areas, and 3 teams dedicated to large enterprises (i.e. enterprises with a turnover above € 100 million).

There was an increase in the number of automated systems, or "ATM-Bancomat", (462 as of the end of June) and of the automated systems located in retail outlets (12,017 units).

There was an increase in the use of on-line services, and more than 50,000 contracts were entered into on-line, amounting to approximately € 3 million in transactions and an increase in information disseminated through the web during the semester, an increase of 22.8% compared to the same period in the previous year. Customers have shown an increasing preference for the utilisation of call centers as an alternative to the traditional branch network, and 18,355 contracts were concluded through call centres for the period, an increase of 33.7% on a yearly basis.

Banca Carige announces that it will disclose its six-monthly report within 75 days of the last day of the semester, in reliance on the exemption from the publication of its quarterly report as of June 30, 2004 as provided by paragraph 2, article 82 of CONSOB Resolution no. 11971/1999.

Banca Carige's Board of Directors will approve the Bank's Quarterly Report and the consolidated quarterly report of the Group in September. Despite the higher tax burden following the revision of the Italian government's budget, Banca Carige reaffirms the possibility of achieving a net income in line with its performance in 2003 and as estimated in its budget.

PRESS RELEASE

BANCA CARIGE MERGES WITH CARICARRARA HOLDING

The acquisition of 90% of the share capital of Cassa di Risparmio di Carrara by Banca Carige (the remaining 10% is still held by the Fondazione Cassa di Risparmio di Carrara) was finalised today with the execution of the merger agreement, which mergers Caricarrara Holding S.p.A. into the Banca Carige Group.

Caricarrara Holding, a wholly-owned subsidiary of Banca Carige, was incorporated following the demerger of Carinord 2, which was acquired by Banca Carige and Cassa di Risparmio di Firenze for the sole purpose of obtaining a controlling interest in Cassa di Risparmio di Carrara and Cassa di Risparmio della Spezia, respectively.

The operating network of Cassa di Risparmio di Cararra includes 33 branches, 24 in the province of Carrara, 6 in the province of Lucca and 2 in the province of La Spezia; as at the end of 2003 the main assets of Cassa di Risparmio di Carrara are as follows:

- Direct deposits: approximately € 839 million.
- Indirect deposits: approximately € 615 million.
- Assets: approximately € 742 million.
- Employees: approximately 369

Genoa, September 1, 2004

Notice published in the paper "Il Sole 24 Ore" on September 13, 2004 on page 36.

BANCA CARIGE

Cassa di Risparmio di Genova e Imperia

SIX-MONTH REPORT AS OF JUNE 30, 2004

Pursuant to CONSOB Regulation No. 11971 of May 14, 1999, the file containing the six-month reports as of June 30, 2004 of Banca CARIGE S.p.A. and the Banca Carige Group with the attached audit reports (submitted to CONSOB at the same time) are available from today at the legal seat of Banca Carige and at Borsa Italiana S.p.A. to any interested parties.

Comments of the board of auditors, if any, will be available in the terms provided for by article 81 of Regulation no. 11971.

Genoa, September 13, 2004

The Chairman

Dott. Giovanni Berneschi

PRESS RELEASE

Carige opens art collection from September 25 to October 2
It will launch an exhibition in the Piranesi in November

The offices of Banca Carige will be open from September 25 to October 2 to tourists and art lovers for viewings of its private collection of art, which is usually not accessible to the public.

Banca Carige also opened its offices for a week last year, during which more than five thousand people admired the paintings of the Genovese school and other works of art in the collection, tapestries, ceramic tiles and engravings.

This year a new attraction has been added. In the hall where the Board of Managers usually meets, beside Van Dyck's "Sacred Family", which was recently returned from an exhibition in Milan's Royal Palace, sits Rubens' "Bacchus Education", which was loaned to Banca Carige for the occasion by a private collector. Prime examples of early 1600's works are on display in the hall, which contains works by some of the greatest Flemish artists who worked in Genoa.

Domenico Fiasella's majestic and classical work "Abram in Convito", which dominates an entire wall of the hall, between Rubens and Van Dyck, has amazed visitors with its size and for the emotions it expresses.

Another large work, "Susanna e i Vacchioni" by Veronose, will not be on display, as it on loan to the Museé du Luxemburg in Paris.

It will be possible to view closely the "Veronica", attributed to Guercino by the well-known collector and critic Denis Mahon, who was Banca Carige's guest years ago.

Many works by the Genovese School of the XVII century are to be seen, such as works attributed to Orazio De Ferrari, to Genovesino, to Valerio Castello and even two sacred paintings by Luca Cambiaso from the 1500's.

The halls of Banca Carige are furnished with Savonese ceramics, tapestries from the 1700's and sculptures and engravings from an ancient Genoa.

Banca Carige will also remain open on October 2 for the "Invitation to the Palace" day, as announced by the Italian Bank Association. Each year, Banca Carige, together with many other banking institutions which have their offices in historical buildings or which own art collections, hold open exhibitions in response to the Italian Bank Association's invitation to encourage an appreciation of the arts.

Another Carige initiative will be held from October 29 to November 27, where there will be an exhibition in the Official Room of thirty rare prints by the Venetian architect and engraver from the 1700's, Giovanni Battista Piranesi.

Two series of the "invenzioni capricciose di carceri" engravings, created by Piranesi in the first half of the 1700's, will be on display. The exhibition will include rare and exceptionally intricate works, among the most noted by the engraver artist.

The President of Banca Carige said: "Through these enterprises, Carige directly supports Genoa as European Capital of Culture 2004, by making available its art collections and its premises".

Genoa, September 24, 2004


PRESS RELEASE
BANCA CARIGE

BANCA CARIGE HALF YEAR RESULTS 2004: NET PROFIT € 60.1 MILLION

during the first half of 2004 Banca Carige recorded a net profit of €63.4 m (2 pc higher than the previous year's interim result). Following extraordinary regionally-levied business tax charges (IRAP) contained in Legislative decree 168 of July 2004, this total drops to €60.1 m. This figure is net of a written down exposure of around € 81 m following the collapse of the cruise company *Festival Crociere*. Customer deposits rose over 12 months by 6.7 pc to €23.8 bn, whilst lending reached €9.5 bn (+8.8 pc over 30/6/03).

On 9th September 2004 the Board of Directors of Banca Carige SpA chaired by Mr Giovanni Berneschi approved the Half Year Statements 2004, presented by Mr Alfredo Sanguinetto, Carige's General Manager. Pre-tax profit rose 2.1 pc over the previous half year result to 64.3 m. Measures introduced by the Italian government in July relating to regional business tax (abolition of certain tax deductible costs) meant an increased tax charge of around 4.2 m, which brought net profit for the period down to 60.1 m (-4.5 pc in comparison to June 2003).

The positive result for the first half of the year was achieved despite a growth rate for the Italian economy that was below the average recorded for the European Monetary Union as a whole. The continued weakness of the dollar against the euro hit exports. Carige's net profit at 30th June 2004 is particularly encouraging given the size of losses recorded (around 81.1 m) following the collapse of *Festival Crociere*. Several transactions carried out during the first six months of 2004 contributed positively to the overall result. In particular, the securitisation of performing mortgages for a total of 864.5 m followed other successful securitisation operations carried out by the Bank. In fact, during August the rating agency Fitch upgraded its rating from AA to AAA of a tranche of class B securities issued by the SPV Argo Finance One Srl as part of the securitisation at the end of 2000 of non-performing loans. The most recently completed operation generated an excess spread of 61.1 m, recorded in the P&L at 'other operating income'.

Headline results at 30th June 2004 are as follows:

Results at 30/6/04	**Absolute value** *Millions of euros*	**Percentage variation on 1H 2003**
Customer deposits	23,829.1	+6.7
Lending to customers	9,536.1	+8.8
Operating income	167.2	+33.4
Net income	60.1	-4.5

The Carige Group's banks all brought in positive half year results: Cassa di Risparmio di Savona, 5.3m; Banca del Monte di Lucca, 1.8m; Cassa di Risparmio di Carrara, 11.4 m. The Group's insurance companies, Carige Vita Nuova and Carige Assicurazioni, recorded net profits of,

respectively, 1.5 and 1.8 m. In January 2004, Carige Asset Management SGR SpA received official go-ahead to do business; the company was formed in July 2003 to develop autonomously asset management products and services, heighten profitability and cut customer commission charges. Still in its start-up phase, the company's business during the first six months of the year was principally in the form of individual management. More recently, the company has extended its activities into mutual funds.

Strategy

During the first half of the year, Carige's Board of Directors approved the new Group Strategy Plan for 2005-07. The document builds on and extends the strategic aims of autonomy via growth sought over the last 15 years. The Carige Group's primary objective is to maintain its independence and develop its position of strength in the Italian banking and finance industry.

Carige's evolution since the early 1990's has been in three distinct phases: phase one concentrated on strengthening the Bank's financial position; phase two focused on expansion both internally (new branch openings) and externally (acquisitions). Both phases contributed to transforming Carige from a regional bank to a national banking and insurance group.

The Strategic Plan 2005-07 represents the third phase in the evolution of Banca Carige: its aims are rationalisation and increased profitability to support further future growth.

Results

During the first half of the year the Milan share market recorded a gradual recovery. Carige shares outperformed the Milan market's MIBTEL general index with a rise of 9.2 pc over the index average of 5.7 pc. The share also performed well in the Milan banking index, which rose by 1 pc in the first six months of the year.

The P&L for the first half of the year was affected by several significant extraordinary events: the writing off of credits following the collapse of *'Festival Crociere'*, a Genoa-based cruise operator; the recording of excess spread stemming from the securitisation of performing home loans; the change in the time horizon used in the calculation of deferred tax with the subsequent redemption of revaluations foreseen by Law 218/90; the introduction of changes to regionally-levied business tax (IRAP) introduced by Legislative decree 168 of July 2004.

Headline results are as follows:

- **Net interest income** (164.9 m; +3.5 pc) benefited from an increase in the amounts intermediated, which helped to compensate for a reduction in spreads;
- **Non interest income** or **service-generated income** totalled 244.3 m, an increase of 17.6 pc in comparison to the first half of 2003. This increase was due to a considerable rise in net operating income stemming almost entirely from securitisation-generated revenues (61.1 m in excess spread), neutralised partially by a 60.8 pc fall in dividends (22.4 m), for the most part due to the abolition of tax credits. **Operating costs** (242.1 m; +0.2 pc) remained basically unchanged in annual terms thanks to a fall in administrative costs, particularly those relating to

personnel (5.2 pc lower than June 2003), and to an increase in value adjustments on tangible and intangible assets (64 m; +5.5 pc over June 2003), relating above all to lease assets. **Gross operating income** as a result rose 11.5 pc over twelve months to 409.3 m;

- **Provisions and writedowns** amounted overall to 95.8 m, significantly higher than in the previous half year, following losses of 81.1 m due to the collapse of *Festival Crociere*. This figure was only in part covered by provisions to the credit risk reserve of 13 m;
- **Ordinary income** totalled 71.4 m, down 27.7 pc in comparison to the previous half year (98.6 m);
- **Extraordinary income** came in at 3.6 m, 10.6 m lower than June 2003, a period in which the sale of holdings in *Eptaconsors* and *Intesa Asset Management* had generated capital gains of 10.5 m;
- **Income tax** for the period dropped from 46.2 m at 30/6/03 to 14.9 m as a result of the abolition of tax credits on dividends and a change in valuation criteria applied to deferred tax;
- **Net income** at 30th June 2004 was 60.1 m, slightly lower than the previous half yearly result of 63 m. Excluding the negative impact (4.2 m) of changes to regional business tax introduced in Legislative decree 168/04, the net result would have been 64.3 m, a rise of 2.1 pc in annual terms.

Financial Intermediation Activities totalled 23,829.1 m, up 4.5 pc in comparison to 31/12/03 and 6.7 pc in comparison to 30/6/03. The two components that make up the aggregate - direct and indirect deposits - rose 5.9 pc (10,613.5 m) and 3.5 pc (13,215.6 m), respectively, in the first half of the year. Over twelve months direct deposits rose 11.2 pc, whilst indirect deposits rose 3.3 pc. **Assets under management** recorded a 5.3 pc rise, higher than the increase recorded for **assets in custody** (+1.3 pc).

Lending to customers reached 9,536.1 m, a rise of 3.1 pc in comparison to December 2003 (+8.8 pc over 30/6/03).

Carige's branch network totalled 393 outlets: during the period a new branch was opened in the Piedmont region (Gavi) and as part of network rationalisation one of the two branches acquired in Ancona (Marches) was closed. At 30th June 2004, 51.4 pc of branches was located in Liguria. The total number of branches belonging to the Carige Group rose from 455 at 30/6/03 to 491. The share of branches outside Liguria continued to rise: 49.9 pc in comparison to the previous June's figure of 46.6 pc. Expansion at Group level came, in particular, from the acquisition of Cassa di Risparmio di Carrara (33 branches).

The total number of **Banca Carige employees** was slightly lower than June 2003: 3,734 in comparison to 3,759 (-0.7 pc).

Shareholders' equity rose from 1,606 m at December 2003 to 1,618 m.

Net assets for the Banca Carige Group amounted to 18,002.2 m (+13.1 pc over 31/12/03); **direct and indirect deposits** rose by 10.1 pc to 28,275.8 m, whilst **lending to customers** increased by 11.1 pc. There was significant expansion in both **gross operating income** (459.1 m; +23.7 pc over twelve months) and **operating income** (165 m; +70.3 pc), boosted by net operating income connected to a securitisation operation carried out by the Group leader. **Consolidated net income** rose 9.4 pc in comparison to 2003's interim result to reach 47.8 m.

The Half Year statements for the period ending 30th June 2004 for Banca Carige and the Banca Carige Group are available at www.carige.it.

FINANCIAL HIGHLIGHTS

	30/6/04	31/3/04	31/12/03	30/6/03	Change % 6/04 12/03	Change % 6/04 6/03
BALANCE SHEET (1)						
Total assets	15.728,2	15.487,3	14.653,1	14.564,4	7,3	8,0
Funding	12.519,4	12.076,3	11.667,5	11.531,4	7,3	8,6
- Customer Deposits (a)	10.613,5	10.374,1	10.025,4	9.543,1	5,9	11,2
• *Amounts owed to customers*	*6.163,7*	*6.043,6*	*5.957,9*	*5.764,0*	3,5	6,9
• *Debts evidenced by certificates*	*4.449,8*	*4.330,5*	*4.067,5*	*3.779,1*	9,4	17,7
- Deposits from banks	1.403,5	1.196,8	1.139,6	1.587,9	23,2	-11,6
- Funds managed on behalf of third parties	0,3	0,4	0,4	0,4	-25,0	-25,0
- Subordinated loans	502,1	505,0	502,1	400,0	0,0	25,5
Other Financial Intermediation Activities (OFIA) (b)	13.215,6	12.959,3	12.767,1	12.794,2	3,5	3,3
- Assets under management	6.708,5	6.543,2	6.585,5	6.372,1	1,9	5,3
- Assets in custody	6.507,1	6.416,1	6.181,6	6.422,1	5,3	1,3
Total Financial Intermediation Activities (TFIA) (a + b)	23.829,1	23.333,4	22.792,5	22.337,3	4,5	6,7
Lending (2) (3)	13.080,1	12.774,6	12.316,5	12.187,1	6,2	7,3
- Loans to customers (2) (3)	9.536,1	9.351,5	9.247,1	8.762,7	3,1	8,8
- Loans to banks (2)	1.214,2	1.323,1	942,7	949,4	28,8	27,9
- Securities	2.329,8	2.100,0	2.126,7	2.475,0	9,6	-5,9
• *investment securities*	*173,6*	*173,6*	*173,7*	*232,7*	*-0,1*	*-25,4*
• *trading securities*	*2.156,2*	*1.926,4*	*1.953,0*	*2.242,3*	*10,4*	*-3,8*
Shareholders' Equity (4)	1.618,0	1.630,6	1.606,0	1.403,3	0,7	15,3
INCOME STATEMENT (1)						
Operating income	167,2	52,8	224,5	125,3		33,4
Income from ordinary activities	71,4	42,1	145,0	98,6		-27,7
Income before taxation	75,0	40,7	168,0	109,2		-31,3
Net income	60,1	25,3	106,2	63,0		-4,5
RESOURCES (5)						
Number of branches	393	393	393	392	0,0	0,3
Number of employees	3.734	3.749	3.759	3.823	-0,7	-2,3
FINANCIAL RATIO						
Non interest income /Gross operating income	59,70%	52,41%	54,55%	56,60%		
Operating costs /Gross operating income	59,16%	68,90%	68,58%	65,86%		
Income before taxation /Shareholders' equity (4)	4,63%	2,49%	10,46%	7,78%		
ROE	3,72%	1,55%	6,61%	4,49%		
ROAE (6)	3,73%	1,56%	7,64%	4,54%		
SOLVENCY RATIOS						
Risk-Weighted Assets (RWA) (1)	10.722,9	10.658,5	10.573,1	10.480,5	1,4	2,3
Tier 1 % of RWA	10,48%	10,66%	10,85%	8,95%		
Total capital % of RWA	13,09%	11,83%	13,89%	11,21%		

(1) Millions of Euros.
(2) Gross of allowance for credit risks.
(3) Including leased fixed assets.
(4) Including reserves for general banking risks.
(5) Statistics at the end of period.
(6) Net income on average shareholders' equity (Return On Average Equity).

BALANCE SHEET

ASSETS (Thousands of Euros)		6/2004	2003	6/2003	Change % 6/04 6/03
10 -	**CASH AND DEPOSITS WITH CENTRAL BANKS AND POST OFFICES**	128.068	168.109	130.462	- 1,8
20 -	**TREASURY BILLS AND SIMILAR BILLS ELIGIBLE FOR REFINANCING WITH CENTRAL BANKS**	480.234	691.015	824.845	- 41,8
30 -	**DUE FROM BANKS**	1.209.850	938.836	940.690	28,6
	(a) repayable on demand	220.008	378.479	414.291	- 46,9
	(b) other deposits	989.842	560.357	526.399	88,0
40 -	**LOANS TO CUSTOMERS**	8.691.919	8.440.644	7.997.671	8,7
	including:				
	- loans using funds managed on behalf of third parties	234	255	260	- 10,0
50 -	**BONDS AND OTHER DEBT SECURITIES:**	1.550.984	1.257.740	1.477.678	5,0
	(a) issued by public bodies	766.461	637.805	789.882	- 3,0
	(b) issued by banks	330.631	347.560	392.808	- 15,8
	including:				
	- own securities	63.148	58.848	41.312	52,9
	(c) issued by financial institutions	371.982	187.991	210.107	77,0
	including:				
	- own securities	63.148	-	-	-
	(d) issued by others	81.910	84.384	84.881	- 3,5
60 -	**SHARES, QUOTAS AND OTHER EQUITY SECURITIES**	298.587	177.932	172.484	73,1
70 -	**EQUITY INVESTMENTS**	34.123	31.013	38.507	- 11,4
80 -	**INVESTMENTS IN GROUP COMPANIES**	820.457	617.016	586.522	39,9
90 -	**INTANGIBLE FIXED ASSETS**	466.300	473.530	477.276	- 2,3
	including:				
	- start-up costs	2.830	3.250	1.395	102,9
	- goodwill	437.121	442.392	446.727	- 2,2
100 -	**TANGIBLE FIXED ASSETS**	953.891	920.539	894.657	6,6
	including:				
	- financial lease	698.614	662.598	636.774	9,7
120 -	**OWN SHARES**	38.824	-	5.261	638,0
	(nominale value: ...)				
130 -	**OTHER ASSETS**	956.778	837.371	924.077	3,5
140 -	**ACCRUED INCOME AND PREPAID EXPENSES:**	98.217	99.309	94.253	4,2
	(a) accrued income	88.561	91.408	83.636	5,9
	(b) prepaid expenses	9.656	7.901	10.617	- 9,1
	including:				
	- discount on bonds issued	3.182	3.596	4.014	- 20,7
TOTAL ASSETS		**15.728.232**	**14.653.054**	**14.564.383**	**8,0**

LIABILITIES AND STOCKHOLDERS' EQUITY

(thousands of Euros)

	6/2004	2003	6/2003	Change % 6/04 6/03
10 - AMOUNTS OWED TO CREDIT INSTITUTIONS:	1.403.507	1.139.632	1.587.905	- 11,6
(a) repayable on demand	188.509	89.046	161.735	16,6
(b) with agreed maturity dates or periods of notice	1.214.998	1.050.586	1.426.170	- 14,8
20 - AMOUNTS OWED TO CUSTOMERS:	6.163.638	5.957.888	5.764.039	6,9
(a) repayable on demand	5.984.277	5.798.105	5.492.874	8,9
(b) with agreed maturity dates or periods of notice	179.361	159.783	271.165	- 33,9
30 - DEBTS EVIDENCED BY CERTIFICATES:	4.449.827	4.067.494	3.779.091	17,7
(a) bonds	4.036.486	3.653.863	3.329.973	21,2
(b) certificates of deposits	302.332	326.769	359.939	- 16,0
(c) other	111.009	86.862	89.179	24,5
40 - FUNDS MANAGED ON BEHALF OF THIRD PARTIES	333	368	367	- 9,3
50 - OTHER LIABILITIES	922.290	579.839	924.365	- 0,2
60 - ACCRUED EXPENSES AND DEFERRED INCOME:	165.451	163.572	158.872	4,1
(a) accrued expenses	91.890	95.528	92.450	- 0,6
(b) deferred income	73.561	68.044	66.422	10,7
70 - RESERVE FOR TERMINATION INDEMNITIES	78.116	78.303	81.379	- 4,0
80 - RESERVES FOR RISKS AND CHARGES	359.873	433.676	389.073	- 7,5
(a) reserves for pensions and similar commitments	289.272	289.632	287.795	0,5
(b) reserves for taxation	51.588	111.263	77.870	- 33,8
(c) other reserves	19.013	32.781	23.408	- 18,8
90 - RESERVES FOR LOAN LOSSES	5.000	18.000	13.000	- 61,5
100 - RESERVES FOR GENERAL BANKING RISKS	-	-	5.165	- 100,0
110 - SUBORDINATED LOANS	502.055	502.055	400.000	...
120 - CAPITAL STOCK	1.113.327	1.113.327	1.020.550	9,1
130 - ADDITIONAL PAID-IN CAPITAL	258.666	255.023	139.941	84,8
140 - RESERVES	238.051	229.722	229.723	3,6
(a) legal reserve	77.971	67.351	67.351	15,8
(b) reserve for purchase of treasury stock	38.824	-	5.261	638,0
(c) statutory reserves	-	-	-	
(d) other reserves	121.256	162.371	157.111	- 22,8
150 - REVALUATION RESERVES	7.956	7.956	7.956	-
170 - NET INCOME	60.142	106.199	62.957	- 4,5
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**15.728.232**	**14.653.054**	**14.564.383**	**8,0**

INCOME STATEMENT

(thousands of Euros)	1st half 2004	2003	1st half 2003	Change % 1st half 04 1st half 03
10 - INTEREST INCOME AND SIMILAR REVENUES	268.859	546.478	278.913	- 3,6
including:				
- loans and advances to customers	218.515	439.720	225.556	- 3,1
- fixed-income securities	39.492	82.753	42.120	- 6,2
20 - INTEREST EXPENSES AND SIMILAR CHARGES	- 103.919	- 221.820	- 119.624	- 13,1
including:				
- amounts owed to customers	- 20.006	- 49.654	- 27.399	- 27,0
- securities issued	- 66.649	- 123.951	- 63.452	5,0
30 - DIVIDENDS AND OTHER REVENUES:	22.388	63.957	57.177	- 60,8
(a) from shares, quotas and other equity securities	893	13.085	13.018	- 93,1
(b) from equity investments	3.283	8.700	5.342	- 38,5
(c) from equity investments in group companies	18.212	42.172	38.817	- 53,1
40 - COMMISSION INCOME	90.117	179.169	85.922	4,9
50 - COMMISSION EXPENSES	- 7.947	- 15.627	- 7.472	6,4
60 - GAINS (LOSSES) FROM FINANCIAL TRANSACTIONS, NET	3.584	9.229	- 2.710	- 232,3
70 - OTHER OPERATING INCOME	139.428	160.752	76.732	81,7
80 - ADMINISTRATIVE COSTS:	- 178.087	- 366.712	- 181.052	- 1,6
(a) personnel	- 110.472	- 234.968	- 116.547	- 5,2
including:				
- wages and salaries	- 73.228	- 153.683	- 77.053	- 5,0
- social security costs	- 19.961	- 42.896	- 21.175	- 5,7
- termination indemnities	- 4.702	- 9.258	- 5.228	- 10,1
- pensions and similar commitments	- 7.258	- 17.764	- 7.140	1,7
(b) other administrative costs	- 67.615	- 131.744	- 64.505	4,8
90 - DEPRECIATION AND AMORTIZATION OF INTANGIBLE AND TANGIBLE FIXED ASSETS	- 64.046	- 123.207	- 60.682	5,5
100 - PROVISIONS FOR RISKS AND CHARGES	- 1.009	- 3.966	- 2.663	- 62,1
110 - OTHER OPERATING EXPENSES	- 3.224	- 7.747	- 1.873	72,1
120 - PROVISIONS FOR LOAN LOSSES AND FOR GUARANTEES AND COMMITMENTS	- 97.820	- 66.781	- 27.784	252,1
130 - RECOVERIES OF LOANS AND REVERSALS OF PROVISIONS FOR GUARANTEES AND COMMITMENTS	3.028	9.195	3.761	- 19,5
140 - ADDITIONAL PROVISIONS FOR LOAN LOSSES	-	- 18.000	-	-
150 - WRITE-DOWNS TO FINANCIAL FIXED ASSETS	-	-	-	...
160 - RECOVERIES OF FINANCIAL FIXED ASSETS	-	107	-	...
170 - INCOME FROM ORDINARY ACTIVITIES	71.352	145.027	98.645	- 27,7
180 - EXTRAORDINARY INCOME	7.174	30.028	14.470	- 50,4
190 - EXTRAORDINARY EXPENSES	- 3.534	- 7.021	- 3.908	- 9,6
200 - EXTRAORDINARY INCOME, NET	3.640	23.007	10.562	- 65,5
210 - VARIATION OF RESERVES FOR GENERAL BANKING RISKS	-	5.165	-	...
220 - INCOME TAXES	- 14.850	- 67.000	- 46.250	- 67,9
230 - NET INCOME	60.142	106.199	62.957	- 4,5

RECLASSIFIED INCOME STATEMENT

(thousands of Euros)	30/6/04	31/3/04	31/12/03	30/6/03	Change absolute	Change %
10 Interest income and similar revenues	268.859	130.855	546.478	278.913	- 10.054	- 3,6
20 Interest expenses and similar charges	- 103.919	- 50.008	- 221.820	- 119.624	15.705	- 13,1
NET INTEREST INCOME	**164.940**	**80.847**	**324.658**	**159.289**	**5.651**	**3,5**
40 Commission income	90.117	45.695	179.169	85.922	4.195	4,9
50 Commission expenses	- 7.947	- 3.284	- 15.627	- 7.472	- 475	6,4
60 Gains (losses) from financial transactions	3.584	3.713	9.229	- 2.710	6.294	- 232,3
30 Dividends and other revenues	22.388	4.846	63.958	57.177	- 34.789	- 60,8
70 Other operating income	139.428	38.741	160.752	76.732	62.696	81,7
110 Other operating expenses	- 3.224	- 683	- 7.747	- 1.873	- 1.351	72,1
NON INTEREST INCOME	**244.346**	**89.028**	**389.734**	**207.776**	**36.570**	**17,6**
GROSS OPERATING INCOME	**409.286**	**169.875**	**714.392**	**367.065**	**42.221**	**11,5**
80 Administrative costs	- 178.087	- 84.512	- 366.712	- 181.052	2.965	- 1,6
. Personnel	- 110.472	- 54.520	- 234.968	- 116.547	6.075	- 5,2
. Other administrative costs	- 67.615	- 29.992	- 131.744	- 64.505	- 3.110	4,8
90 Depreciation and amortization of intangible and tangible fixed assets	- 64.046	- 32.527	- 123.207	- 60.682	- 3.364	5,5
OPERATING COSTS	**- 242.133**	**- 117.039**	**- 489.919**	**- 241.734**	**- 399**	**0,2**
OPERATING INCOME	**167.153**	**52.836**	**224.473**	**125.331**	**41.822**	**33,4**
100 Provisions for risks and charges	- 1.009	- 831	- 3.966	- 2.663	1.654	- 62,1
120 Provisions for loan losses and for guarantees and commitments	- 97.820	- 10.998	- 66.782	- 27.784	- 70.036	252,1
130 Recoveries of loans and reversals of provisions for guarantees and commitments	3.028	1.097	9.195	3.761	- 733	- 19,5
140 Additional provisions for loan losses	-	-	- 18.000	-	-	...
150 Write-downs to financial fixed assets	-	-	-	-	-	...
160 Recoveries of financial fixed assets	-	-	107	-	-	...
PROVISIONS AND WRITE-DOWNS	**- 95.801**	**- 10.732**	**- 79.446**	**- 26.686**	**- 69.115**	**259,0**
170 INCOME FROM ORDINARY ACTIVITIES	**71.352**	**42.104**	**145.027**	**98.645**	**- 27.293**	**- 27,7**
180 Extraordinary income	7.174	356	30.029	14.470	- 7.296	- 50,4
190 Extraordinary expenses	- 3.534	- 1.786	- 7.022	- 3.908	374	- 9,6
200 EXTRAORDINARY INCOME	**3.640**	**- 1.430**	**23.007**	**10.562**	**- 6.922**	**- 65,5**
INCOME BEFORE TAXATION	**74.992**	**40.674**	**168.034**	**109.207**	**- 34.215**	**- 31,3**
210 Variation of Reserves for general banking risks	-	-	5.165		-	...
220 Income taxes	- 14.850	- 15.360	- 67.000	- 46.250	31.400	- 67,9
230 NET INCOME	**60.142**	**25.314**	**106.199**	**62.957**	**- 2.815**	**- 4,5**

CONSOLIDATED FINANCIAL HIGHLIGHTS

	30/6/04	31/3/04	31/12/03	30/6/03	Change % 06/04 12/03	Change % 06/04 06/03
BALANCE SHEET (1)						
Total assets	18.002,2	17.684,9	15.918,3	15.697,2	13,1	14,7
Funding	14.650,1	14.132,5	12.897,4	12.607,2	13,6	16,2
- Customer deposits (a)	12.842,9	12.694,8	11.373,9	10.872,4	12,9	18,1
• *Amounts owed to customers*	*7.636,0*	*7.627,1*	*6.861,1*	*6.665,8*	11,3	14,6
• *Debts evidenced by certificates*	*5.206,9*	*5.067,7*	*4.512,8*	*4.206,6*	15,4	23,8
- Deposits from banks	1.289,0	916,4	1.006,0	1.334,4	28,1	-3,4
- Funds managed on behalf of third parties	1,1	1,3	0,4	0,4	175,0	175,0
- Subordinated loans	517,1	520,0	517,1	400,0	-	29,3
Other Financial Intermediation Activities (OFIA) (b)	15.432,9	15.134,7	14.316,9	14.393,9	7,8	7,2
- Assets under management	7.868,8	7.698,7	7.436,7	7.197,9	5,8	9,3
- Assets in custody	7.564,1	7.436,0	6.880,2	7.196,0	9,9	5,1
Total Financial Intermediation Activities (TFIA) (a+b)	28.275,8	27.829,5	25.690,8	25.266,3	10,1	11,9
Lending (2) (3)	15.547,7	15.183,8	13.737,6	13.461,3	13,2	15,5
- Loans to customers (2) (3)	11.386,1	11.166,5	10.251,3	9.733,8	11,1	17,0
- Loans to banks (2)	1.241,9	1.345,7	922,3	898,4	34,7	38,2
- Securities	2.919,7	2.671,6	2.564,0	2.829,1	13,9	3,2
• *investment securities*	*209,7*	*208,8*	*214,7*	*273,7*	-2,3	-23,4
• *trading securities*	*2.710,0*	*2.462,8*	*2.349,3*	*2.555,4*	15,4	6,0
Shareholders' equity (4)	1.495,3	1.508,0	1.504,3	1.301,0	-0,6	14,9
GROUP INSURANCE COMPANIES (1)						
Total premiums	337,6	131,9	670,7	319,4		5,7
Damages paid-out	201,6	96,9	403,5	208,4		-3,3
INCOME STATEMENT (1)						
Operating income	165,0	57,0	206,7	96,9		70,3
Income from ordinary activities	63,6	44,5	121,5	68,6		-7,2
Income before taxation	69,1	43,1	156,4	87,9		-21,4
Net income	47,8	23,4	84,7	43,7		9,4
RESOURCES (5)						
Number of branches	491	489	456	455	7,7	7,9
Number of employees	4.691	4.706	4.354	4.422	7,7	6,1
Insurance companies:						
- number of branches	413	413	416	427	-0,7	-3,3
- number of employees	386	387	377	396	2,4	-2,5
FINANCIAL RATIOS						
Non interest income /Gross operating income	55,00%	49,34%	50,69%	50,28%		
Operating costs /Gross operating income	64,07%	71,54%	72,83%	73,91%		
Income before taxation /Shareholders' equity (4)	4,62%	2,86%	10,40%	6,76%		
ROE	3,20%	1,55%	5,63%	3,36%		
ROAE (6)	3,19%	1,55%	6,41%	3,35%		
SOLVENCY RATIOS (7)						
Risk-weighted assets (RWA)	12.036,0	12.156,1	11.254,3	11.071,7	6,9	8,7
Tier 1 % of RWA	7,23%	7,51%	8,61%	6,87%		
Total capital % of RWA	9,70%	10,16%	11,67%	8,91%		

(1) Millions of Euros.
(2) Gross of allowances for credit risks.
(3) Including leased fixed assets.
(4) Including reserves for general banking risks.
(5) Statistics at the end of period.
(6) Net income on average shareholders' equity (Return On Average Equity).
(7) Ratios communicated to the Bank of Italy, excluding ratios at 31/3/2004.

CONSOLIDATED BALANCE SHEET

ASSETS *(thousands of Euros)*	30/6/04	31/12/03	30/6/03	Change % 6/04-12/03	Change % 6/03-12/02
10 - CASH AND DEPOSITS WITH CENTRAL BANKS AND POST OFFICES	156.765	192.509	152.051	- 18,6	- 22,9
20 - TREASURY BILLS AND SIMILAR BILLS ELIGIBLE FOR REFINANCING WITH CENTRAL BANKS	676.155	884.964	1.030.112	- 23,6	...
30 - DUE FROM BANKS:	1.237.622	918.431	889.682	34,8	- 32,6
(a) repayable on demand	236.500	346.689	416.911	- 31,8	- 23,9
(b) other deposits	1.001.122	571.742	472.771	75,1	- 38,8
40 - LOANS TO CUSTOMERS	10.501.410	9.421.748	8.946.387	11,5	2,3
including:					
- loans using funds managed on behalf of third parties	304	255	260	19,2	38,3
50 - BONDS AND OTHER DEBT SECURITIES:	1.944.985	1.501.080	1.626.518	29,6	- 7,6
(a) issued by public bodies	891.112	721.226	893.417	23,6	- 13,4
(b) issued by banks	494.830	421.719	392.461	17,3	- 8,6
including:					
- own securities	83.631	63.930	42.352	30,8	- 5,7
(c) issued by financial institutions	452.961	258.709	246.512	75,1	23,6
including:					
- own securities	-	-	-	-	-
(d) issued by others	106.082	99.426	94.128	6,7	- 4,9
60 - SHARES, QUOTAS AND OTHER EQUITY SECURITIES	298.601	177.932	172.484	67,8	- 14,0
70 - EQUITY INVESTMENTS	81.871	77.524	82.648	5,6	- 20,4
(a) carried at equity	58.379	59.361	57.033	- 1,7	- 24,9
(b) others	23.492	18.163	25.615	29,3	- 7,9
80 - INVESTMENTS IN GROUP COMPANIES	206.350	172.600	152.120	19,6	- 0,2
(a) carried at equity	206.350	172.600	152.120	19,6	- 0,2
(b) others	-	-	-	-	-
90 - POSITIVE DIFFERENCE ARISING FROM CONSOLIDATION	168.121	87.538	90.387	92,1	- 3,1
100 - POSITIVE DIFFERENCE ARISING FROM APPLICATION OF THE EQUITY METHOD	15.129	16.168	14.154	- 6,4	- 4,7
110 - INTANGIBLE FIXED ASSETS	466.978	474.210	478.129	- 1,5	- 0,5
including:					
- start-up costs	2.847	3.268	1.402	- 12,9	32,5
- goodwill	437.121	442.392	446.727	- 1,2	- 0,9
120 - TANGIBLE FIXED ASSETS	1.061.565	1.019.881	990.399	4,1	2,4
140 - OWN SHARES	38.824	-	5.261	...	- 79,5
(nominale value: 12,733)					
150 - OTHER ASSETS	1.037.009	864.654	963.738	19,9	19,1
160 - ACCRUED INCOME AND PREPAID EXPENSES:	110.854	109.015	103.135	1,7	14,2
(a) accrued income	100.183	100.842	91.916	- 0,7	14,2
(b) prepaid expenses	10.671	8.173	11.219	30,6	14,4
including:					
- discount on bonds issued	3.182	3.596	4.014	- 11,5	- 9,3
TOTAL ASSETS	18.002.239	15.918.254	15.697.205	13,1	2,0

LIABILITIES AND STOCKHOLDERS' EQUITY

(thousands of Euros)	30/6/04	31/12/03	30/6/03	Change % 6/04-12/03	Change % 6/03-12/02
10 - AMOUNTS OWED TO CREDIT INSTITUTIONS:	1.289.011	1.006.049	1.334.404	28,1	- 9,0
(a) repayable on demand	139.211	20.329	111.069	...	...
(b) with agreed maturity dates or periods of notice	1.149.800	985.720	1.223.335	16,6	- 14,0
20 - AMOUNTS OWED TO CUSTOMERS:	7.636.015	6.861.171	6.665.764	11,3	- 3,4
(a) repayable on demand	7.278.203	6.595.428	6.243.322	10,4	0,1
(b) with agreed maturity dates or periods of notice	357.812	265.743	422.442	34,6	- 36,1
30 - DEBTS EVIDENCED BY CERTIFICATES:	5.206.854	4.512.775	4.206.581	15,4	15,0
(a) bonds	4.759.247	4.073.476	3.721.630	16,8	18,3
(b) certificates of deposits	336.169	351.316	387.342	- 4,3	- 9,8
(c) other	111.438	87.983	97.609	26,7	20,1
40 - FUNDS MANAGED ON BEHALF OF THIRD PARTIES	1.118	368	367	...	18,4
50 - OTHER LIABILITIES	1.047.750	655.700	1.027.121	59,8	20,7
60 - ACCRUED EXPENSES AND DEFERRED INCOME:	171.758	166.822	164.836	3,0	10,5
(a) accrued expenses	96.660	97.455	96.627	- 0,8	15,1
(b) deferred income	75.098	69.367	68.209	8,3	4,6
70 - RESERVE FOR TERMINATION INDEMNITIES	107.998	96.814	99.883	11,6	- 3,5
80 - RESERVES FOR RISKS AND CHARGES	405.518	440.194	386.602	- 7,9	- 8,1
(a) reserves for pensions and similar commitments	313.408	295.310	293.827	6,1	- 0,1
(b) reserves for taxation	64.686	106.847	62.585	- 39,5	- 29,3
(c) consolidation reserves for future risks and charges	-	-	-	-	-
(d) other reserves	27.424	38.037	30.190	- 27,9	- 20,9
90 - RESERVES FOR LOAN LOSSES	7.149	19.997	14.644	- 64,2	-
100 - RESERVES FOR GENERAL BANKING RISKS	100	100	5.165	-	-
110 - SUBORDINATED LOANS	517.055	517.055	400.000	-	-
130 - NEGATIVE DIFFERENCE ARISING FROM APPLICATION OF THE EQUITY METHOD	43.176	34.953	34.929	23,5	- 0,6
140 - MINORITY INTERESTS	25.667	17.362	17.353	47,8	- 1,1
150 - CAPITAL STOCK	1.113.327	1.113.327	1.020.550	-	-
160 - ADDITIONAL PAID-IN CAPITAL	258.666	255.023	139.941	1,4	2,8
170 - RESERVES:	114.612	127.752	127.290	- 10,3	- 6,4
(a) legal reserve	75.788	67.351	67.351	12,5	18,4
(b) reserve for purchase of treasury stock	38.824	-	5.261	...	- 79,5
(c) statutory reserves	-	-	-	-	-
(d) other reserves	-	60.401	54.678	- 100,0	2,2
180 - REVALUATION RESERVES	8.649	8.050	8.050	7,4	-
200 - NET INCOME	47.816	84.742	43.725	- 43,6	- 33,9
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	18.002.239	15.918.254	15.697.205	13,1	2,0

GUARANTEES AND COMMITMENTS

	30/6/04	31/12/03	30/6/03	6/04-12/03	6/03-12/02
10 - GUARANTEES GIVEN	1.244.125	1.336.530	1.390.807	- 6,9	- 0,1
including:					
- acceptances	10.983	2.859	5.896	...	38,8
- other guarantees	1.233.142	1.333.671	1.384.911	- 7,5	- 0,2
20 - COMMITMENTS	903.518	989.572	916.349	- 8,7	11,6
including:					
- repurchase agreements	-	-		-	-

CONSOLIDATED INCOME STATEMENT

(thousands of Euros)	30/6/04	2003	30/6/03	Change % 6/04-6/03	Change % 6/03-6/02
10 - INTEREST INCOME AND SIMILAR REVENUES	324.985	613.535	311.984	4,2	1,3
including:					
- loans and advances to customers	264.942	494.103	252.897	4,8	5,9
- fixed-income securities	48.855	96.379	48.548	0,6	- 15,9
20 - INTEREST EXPENSE AND SIMILAR CHARGES	- 118.381	- 238.334	- 127.361	- 7,1	- 5,9
including:					
- amounts owed to customers	- 26.323	- 59.471	- 33.080	- 20,4	- 14,3
- securities issued	- 75.823	- 135.891	- 69.145	9,7	- 6,4
30 - DIVIDENDS AND OTHER REVENUES:	3.495	18.536	17.626	- 80,2	...
(a) from shares, quotas and other equity securities	893	13.085	13.018	- 93,1	...
(b) from equity investments	2.602	5.451	4.608	- 43,5	- 16,9
(c) from equity investments in group companies	-	-	-	...	...
40 - COMMISSION INCOME	110.451	204.447	98.124	12,6	7,3
50 - COMMISSION EXPENSES	- 8.487	- 16.351	- 7.913	7,3	34,3
60 - GAINS (LOSSES) FROM FINANCIAL TRANSACTIONS, NET	4.317	10.674	- 866	...	- 73,2
70 - OTHER OPERATING INCOME	143.668	167.518	79.981	79,6	7,6
80 - ADMINISTRATIVE COSTS:	- 221.128	- 416.916	- 206.761	6,9	11,6
(a) personnel	- 137.983	- 268.412	- 133.452	3,4	13,4
including:					
- wages and salaries	- 91.610	- 175.162	- 87.705	4,5	11,9
- social security costs	- 25.388	- 49.179	- 24.339	4,3	12,9
- termination indemnities	- 6.269	- 10.959	- 6.182	1,4	8,2
- pensions and similar commitments	- 8.465	- 18.850	- 7.775	8,9	14,7
(b) other administrative costs	- 83.145	- 148.504	- 73.309	13,4	8,6
90 - DEPRECIATION AND AMORTIZATION OF INTANGIBLE AND TANGIBLE FIXED ASSETS	- 73.002	- 137.238	- 67.654	7,9	2,3
100 - PROVISIONS FOR RISKS AND CHARGES	- 2.240	- 4.209	- 3.364	- 33,4	41,1
110 - OTHER OPERATING EXPENSES	- 4.202	- 9.199	- 2.435	72,6	- 62,3
120 - PROVISIONS FOR LOAN LOSSES AND FOR GUARANTEES AND COMMITMENTS	- 103.611	- 72.588	- 29.587	...	- 5,2
130 - RECOVERIES OF LOANS AND REVERSALS OF PROVISIONS FOR GUARANTEES AND COMMITMENTS	4.532	11.295	4.715	- 3,9	- 31,9
140 - ADDITIONAL PROVISIONS FOR LOAN LOSSES	- 35	- 19.744	- 62	- 43,5	- 70,3
150 - WRITE-DOWNS TO FINANCIAL FIXED ASSETS	-	-	-	...	...
160 - RECOVERIES OF FINANCIAL FIXED ASSETS	2	-	-	...	...
170 - PROFIT (LOSSES) ON INVESTMENTS CARRIED AT EQUITY	3.260	10.030	2.152	51,5	10,6
180 - INCOME FROM ORDINARY ACTIVITIES	63.624	121.456	68.579	- 7,2	25,0
190 - EXTRAORDINARY INCOME	9.823	43.121	23.787	- 58,7	...
200 - EXTRAORDINARY EXPENSES	- 4.338	- 8.149	- 4.454	- 2,6	24,7
210 - EXTRAORDINARY INCOME, NET	5.485	34.972	19.333	- 71,6	...
230 - VARIATION OF RESERVES FOR GENERAL BANKING RISKS	-	- 5.065	-	...	-
240 - INCOME TAXES	- 19.931	- 74.721	- 43.050	- 53,7	58,6
250 - MINORITY INTERESTS	- 1.362	- 2.030	- 1.137	19,8	78,2
260 - NET INCOME	47.816	84.742	43.725	9,4	47,6

CONSOLIDATED RECLASSIFIED INCOME STATEMENT

(thousands of euros)	30/6/04	31/3/04	31/12/03	30/6/03	Change absolute	Change %
10 Interest income and similar revenues	324.985	158.769	613.535	311.984	13.001	4,2
20 Interest expense and similar charges	-118.381	-57.388	-238.334	-127.361	8.980	-7,1
NET INTEREST INCOME	**206.604**	**101.381**	**375.201**	**184.623**	**21.981**	**11,9**
40 Commission income	110.451	55.268	204.447	98.124	12.327	12,6
50 Commission expenses	-8.487	-3.559	-16.351	-7.913	-574	7,3
60 Gains (losses) from financial transactions	4.317	4.501	10.674	-866	5.183	-598,5
30 Dividends and other revenues	3.495	260	18.536	17.626	-14.131	-80,2
170 Profit (losses) on investments carried at equity	3.260	1.269	10.030	2.152	1.108	51,5
70 Other operating income	143.668	42.051	167.518	79.981	63.687	79,6
110 Other operating expenses	-4.202	-1.040	-9.199	-2.435	-1.767	72,6
NON INTEREST INCOME	**252.502**	**98.750**	**385.655**	**186.669**	**65.833**	**35,3**
GROSS OPERATING INCOME	**459.106**	**200.131**	**760.856**	**371.292**	**87.814**	**23,7**
80 Administrative costs	-221.128	-105.941	-416.916	-206.761	-14.367	6,9
. Personnel	-137.983	-67.957	-268.412	-133.452	-4.531	3,4
. Other administrative costs	-83.145	-37.984	-148.504	-73.309	-9.836	13,4
90 Depreciation and amortization of intangible and tangible fixed assets	-73.002	-37.225	-137.238	-67.654	-5.348	7,9
OPERATING COSTS	**-294.130**	**-143.166**	**-554.154**	**-274.415**	**-19.715**	**7,2**
OPERATING INCOME	**164.976**	**56.965**	**206.702**	**96.877**	**68.099**	**70,3**
100 Provisions for risks and charges	-2.240	-863	-4.209	-3.364	1.124	-33,4
120 Provisions for loan losses and for guarantees and commitments	-103.611	-13.651	-72.588	-29.587	-74.024	...
130 Recoveries of loans and reversals of provisions for guarantees and commitments	4.532	2.024	11.295	4.715	-183	-3,9
140 Additional provisions for loan losses	-35	-22	-19.744	-62	27	-43,5
150 Write-downs to financial fixed assets	-	-	-	-	-	...
160 Recoveries of financial fixed assets	2	-	-	-	2	...
PROVISIONS AND WRITE-DOWNS	**-101.352**	**-12.512**	**-85.246**	**-28.298**	**-73.054**	**...**
180 INCOME FROM ORDINARY ACTIVITIES	**63.624**	**44.453**	**121.456**	**68.579**	**-4.955**	**-7,2**
190 Extraordinary income	9.823	691	43.121	23.787	-13.964	-58,7
200 Extraordinary expenses	-4.338	-2.082	-8.149	-4.454	116	-2,6
210 EXTRAORDINARY INCOME, NET	**5.485**	**-1.391**	**34.972**	**19.333**	**-13.848**	**-71,6**
INCOME BEFORE TAXATION	**69.109**	**43.062**	**156.428**	**87.912**	**-18.803**	**-21,4**
230 Variation of reserves for general banking risks	-	-	-5.065	-	-	...
240 Income taxes	-19.931	-19.124	-74.721	-43.050	23.119	-53,7
250 Minority interests	-1.362	-571	-2.030	-1.137	-225	19,8
260 NET INCOME	**47.816**	**23.367**	**84.742**	**43.725**	**4.091**	**9,4**

PRESS RELEASE

BANCA CARIGE ELECTS A NEW EXECUTIVE COMMITTEE

The impending end of the term of the Executive Committee (on 31/10/2004) was on the agenda for the meeting of the Board of Directors of Banca Carige S.p.A. held today, during which the newly elected members were appointed with effect from November 1, 2004.

Accordingly, besides the Chairman, Mr. Giovanni Berneschi and the Vice-Chairman, Alessandro Scajola (members of the Executive Committee as of right), the new members of the Executive Committee are Piergiorgio Alberti, Remo Angelo Checconi, Ferdinando Menconi, Paolo Cesare Odone and Vincenzo Roppo.

Genova, October 18, 2004

PRESS RELEASE

BANCA CARIGE DECIDES ON THE ACQUISITION OF CONTROL OF CESARE PONTI BANK

The Board of Directors of Banca Carige S.p.A. met today chaired by Dott. Giovanni Berneschi to resolve on the acquisition of control of Bank Cesare Ponti S.p.A. in Milan - subject to all necessary legal authorisations – which will be carried out in several phases which also envisages the quick integrating of the bank into the Banca Carige Group.

The transaction requires an initial investment of approximately € 30 million by Banca Carige and based on an assessment made by Cesare Ponti Bank, of which approximately € 60 million will be payable in relation to its share capital, and approximately € 5 million will be payable to obtain control of the bank.

An increase in the share capital of the Milanese bank of approximately € 5 million is also provided for in the assessment.

The Board of Directors asked Chairman Dott. Berneschi and Chief Executive Rag. Sanguinetto to negotiate the terms of the merger with the counterparties.

Banca Carige is the parent company of the Banca Carige Group, which carries on banking, finance, social security and insurance activities and which consists of Cassa di Risparmio di Savona, Cassa di Risparmio di Carrara, Banca del Monte di Lucca, Carige Assicurazioni, Carige Vita Nuova and Carige Asset Management SGR. The Banca Carige Group has approximately 1,700,000 customers throughout Italy, more than 490 branches and more than 400 insurance agencies.

The prestigious Cesare Ponti Bank which is being advised by Rothschilds in relation to the merger, was founded in Milan in 1871. It has a historic seat in Duomo Square, two other branches in Milan and one branch in Como. The acquisition will allow Banca Carige Groupto increase its private banking activities, consolidating its presence in the Lombard area, which is considered strategic the development of the Group.

Headline information relating to the Cesare Ponti Bank as at the end of June 2004 is as follows:

Direct deposits:	approximately € 229 million
Indirect deposits:	approximately € 716 million
Assets:	approximately € 156 million
Employees:	approximately 119

Genoa, October 18, 2004

PRESS RELEASE

BANCA CARIGE ACQUIRES CONTROL OF BANCA CESARE PONTI

Today, November 5, 2004, in Genoa, agreements for the acquisition of control of Cesare Ponti Bank of Milan by Banca Carige have been signed with the counterparties by President Dott. Giovanni Berneschi and by Director General Rag. Alfredo Sanguinetto.

This merger – carried out in different phases and allowing the immediate inclusion of Cesare Ponti Bank in the Carige Group – is based on the valuation of Cesare Ponti Bank at about € 60 million for its entire share capital, together with a bonus for control of approximately € 5 million; the operation also provides for a capital increase of the Milanese bank, for approximately € 5 million.

On the day of the closing, Banca Carige, with an initial investment of approximately € 31.7 million, will immediately have voting rights of 51% in relation to the share capital of the Milanese bank, and ownership of 41.09% of the share capital; the share percentage will reach 48.75% after the first year and 78.75% after three years: total investment could reach approximately € 56.2 million.

Seven years after the initial closing, the remaining shares in the Milanese bank will be transferred to Banca Carige, so that its shareholding becomes 100%, with a total investment of about € 70 million. The closing of the transaction is dependent on and is subordinated to obtaining regulatory authorisations.

Banca Carige is the holding company of the Carige Group, which carries out banking, financial, social security and insurance activities, comprising Cassa di Risparmio di Savona, Cassa di Risparmio di Carrara, Banca del Monte di Lucca, Carige Assicurazioni, Carive Vita Nuova and Carige Asset Management SGR. The Group operates with approximately 1,700,000 customers nationwide, with more than 490 branches and over 400 insurance agencies.

The prestigious Banca Cesare Ponti, founded in Milan in 1871, operates with four branches – the historical office in Piazza Duomo, two more branches in Milan and one in Como – and will allow Banca Carige to become a more active presence in the Private Banking area, consolidating its presence in the Lombardia territory which is considered strategic for the Carige Group's development.

Principal operating data as at the end of June 2004 for the Cesare Ponti Bank is as follows:

- Direct deposit-taking: approximately € 229 million
- Indirect deposit-taking: approximately € 716 million
- Assets: approximately € 156 million
- Employees: approximately 120.

Genova, November 5, 2004

BANCA CARIGE
Cassa di Risparmio di Genova e Imperia

Genoa, September 2004

Dear Shareholder,

In the meeting held on September 9, the Board of Managers of Banca Carige S.p.A. approved its six-month results for 2004, with a pre-tax profit of € 64.3 million, an increase of 2.1% in comparison with the first semester of 2003. An increase of over € 4 million in taxes, due to new measures implemented by the government in July last year resulting in the introduction of the non-deductibility of some cost items for the determination of IRAP, brought the net profit for the period to € 60.1 million.

These results have been achieved by Banca Carige despite a growth rate for the Italian economy that was below the average recorded for the European Monetary Union as a whole, and the continued weakness of the dollar against the euro, which had a negative effect on exports.

The substantial stability of the first semester of 2004 in comparison with the same period of 2003 is encouraging given the size of the losses recorded (approximately € 81 million) following the bankruptcy of the Festival Crociere Group. Several transactions carried out during the semester contributed to the positive results, in particular the securitization of performing mortgage loans for € 864.5 million.

In addition, during the first semester of 2004 Banca Carige's shares out-performed the general MIBTEL index (+9.2% against +5.7% in six months) and in particular its share basket (MIB of banks +1% during the semester).

During the first semester of the current year, the Board of Managers of Banca Carige approved the new strategic plan of the Carige Group for the three-year period 2005 to 2007, which builds on and extends the progress achieved over the last few years. The primary objectives of Banca Carige over the past 15 years have been the maintenance of its autonomy and the development of a position of strength among Italian financial and banking institutions. Historically, the development of Banca Carige has been carried out through different phases: phase one involved the strengthening of its financial position; phase two focused on expansion, both internally (through new branch openings) and externally (through acquisitions). These phases contributed to the transformation of Banca Carige from a regional bank to a national banking and insurance group. The third phase in the growth of Banca Carige, represented in the current strategic plan for 2005 to 2007, is directed at rationalisation and increased profitability to support further growth.

From an analysis of the results, an increase in net interest income of 3.5%, amounting to € 164.9 million and of 17.6% in non-interest income or service-generated income stands out, while operational costs (€ 242.1 million; +0.2%) remained substantially unchanged on annual basis.

There was an increase in the volume of financial intermediation activities (Attività Finanziarie Intermediate – AFI) which amounted to € 23,829.1 million at the end of the semester, a 4.5% increase from the beginning of the year and an increase of 6.7% against June 30, 2003. In particular, direct deposits amounted to € 10,613.5 million, an increase of 5.9% during the semester and of 11.2% on annual basis; indirect deposits amounted to € 13,215.6 million, an increase of 3.5% in the semester and of 3.3% on an annual basis.

Lending to customers amounted to € 9,536.1 million, an increase of 3.1% in the semester (+8.8% on an annual basis). The Banca Carige branch network was affected by the opening of an office in Gavi, in the province of Alessandria and the closing of one of the two branches in Ancona as part of the rationalisation programme, resulting in the number of Banca Carige branches being 393 on a national level. At a Banca Carige Group level, the number of branches was 491, with a growing number being located outside Liguria. Expansion on a group level was primarily due to the acquisition of Cassa di Risparmio di Carrara, which had 33 branches. Insurance agencies, distributed all around the national territory, totalled 413 units.

By the end of the semester, the total number of employees of Banca Carige was 3,734, a small reduction from the beginning of the year (3,759) due to 48 hires and to 73 dismissals. At a Banca Carige Group level, the number of banking staff totalled 4,691 employees as of the end of June, an increase of 337 from the 4,354 employees at the end of 2003, after the inclusion of the employees of Cassa di Risparmio di Carrara in the Carige Group, while the insurance staff reached 386 persons.

Shareholders'equity rose to € 1,618 million (€ 1,606 million in December 2003).

Net assets for the Banca Carige Group amounted to € 18,002.2 million (+13% from the beginning of the year); Direct and indirect deposits rose by 10.1% to € 28,275.8 million, while lending to customers was € 11,386.1 million, an increase of 11.1% during the six-month period.

The results show a steady and continued growth in income from intermediation activities (+23.7% on annual basis) and in operating income (+70.3%) that totaled € 165 million, largely due to the increase in net proceeds from the securitisation carried out by the Group leader. Consolidated net income rose to € 47.8 million, a growth of 9.4% in comparison with the previous year. Its controlled subsidiaries, Cassa di Risparmio di Savona, Banca del Monte di Lucca and Cassa di Risparmio di Carrara, generated positive net six-month results, equal to € 5.3 million, € 1.8 million and € 11.4 million, respectively; the insurance companies, Carige Vita Nuova and Carige Assicurazioni, achieved € 1.5 million and € 1.8 million in profits, respectively.

In addition, since January 2004, Carige Asset Management SGR S.p.A., a company incorporated by Banca Carige in July 2003 and through which the Group intends to provide independent products and services has been authorised to perform management services.

We would also like to inform you that the Board of Managers of Banca Carige has also implemented a project relating to (which includes analysis, forms of valuation, adjustments in the computer system and subsequent operational plans) a quick and complete implementation of the new IAS/IFRS international accounting principles, which will be in force from January 1, 2005.

The analysis carried out on the effects of the first application of the new accounting principles on the balance sheet and in particular the determination of "fair value" has indicated that benefits deriving from the revaluation of shares which do not belong to the Banca Carige Group, will outweigh any potential negative effects of the implementation, resulting in a positive impact on Banca Carige's financial position.

Dear Shareholder,

We are confident that the results briefly described will once again confirm the validity of your investment choice in Banca Carige.

Please note that the six-month results may be viewed on our website: www.carige.it.

We would also like to inform you that you may contact our General Secretary's Office for Shareholder Relationships at the following toll-free number: 800 335577 or at the following email address: segr.gen@carige.it.

Best regards,

THE DIRECTOR GENERAL
(Alfredo Sanguinetto)

THE PRESIDENT
(Giovanni Berneschi)